U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
                               Under Section 12(b)
                 or 12(g) of The Securities Exchange Act of 1934




                             TETON PETROLEUM COMPANY
                 (Name of Small Business Issuer in Its Charter)


                     Delaware                        84-1482290
           (State or other jurisdiction of        (I.R.S. Employer
            Incorporation or organization)       Identification No.)


        2135 BURGESS CREEK ROAD, SUITE #7
                P.O. BOX 774327
             STEAMBOAT SPRINGS, CO                         80477
      (Address of principal executive offices)         (Zip Code)


                                  970.870.1417
                           (Issuer's telephone number)




                 Securities to be registered under Section 12(b)
                                  of the Act:
                                      None


                 Securities to be registered under Section 12(g)
                                  of the Act:

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                                (Title of Class)

                                     PART I

                             DESCRIPTION OF BUSINESS

Formation and Business Development

         The Company was formed by the November 1998 merger (the "Merger") of EQ Resources Ltd. ("EQ"), an Ontario corporation domesticated in Delaware for purposes of the Merger, and American Tyumen Exploration Company, a Colorado corporation ("ATCO"). Upon the merger of ATCO into EQ, the surviving corporation was renamed Teton Petroleum Company. Upon completion of the Merger, shareholders of ATCO owned approximately 90% of Teton Petroleum Company.

Pre-Merger Activities

         EQ was incorporated in Ontario, Canada, on November 13, 1962 under the name of Magnesite Mines Limited and, in August 1989, changed its name to EQ Resources Ltd. On November 19, 1998, EQ was domesticated in Delaware. At the time of the Merger, EQ essentially was inactive and lacked sufficient funds to carry on meaningful exploration of its mineral properties, which consisted of licenses for the exploration of gold in Ghana. Subsequent to the merger, the gold licenses were transferred or allowed to lapse.

         ATCO was incorporated in Colorado on November 13, 1996. Prior to the Merger, ATCO's business was conducted through its wholly-owned subsidiary, Goltech Petroleum LLC, a Texas limited liability company ("Goltech"), which, in turn, operated through ownership of a majority interest in Goloil, a Russian joint stock company. ATCO acquired all of the membership interests in Goltech in September 1997. At the same time, ATCO caused Goltech to increase its interest in Goloil to 50% of the issued and outstanding shares of that company. In July 1998, Goltech purchased an additional 11% of Goloil's shares. Prior to the Merger, ATCO was principally engaged in obtaining funds to exploit the license (the "Goloil License") owned by Goloil for exploration and development of oil and gas in the Eguryak license area of Siberia, Russia. Through Goltech and Goloil, ATCO operated two wells which had been drilled previously by an unaffiliated entity of the Russian government and which produced periodically prior to the Merger. In addition, ATCO sought funding for further drilling on the Goloil License, undertook activities required by the License, and explored the feasibility of constructing a pipeline to transport oil produced from the wells producing on lands covered by the Goloil License.

         In May 1997, ATCO entered into an agreement with Varioganneft JSC ("VN") to facilitate joint ownership of licenses for the right to use the subsoil to produce oil and gas in the Novo-Aganskoye, Kalinovaya and East Kalinovaya license areas of Siberia, owned by VN. In August 2000, VN, with the assistance of ATCO, obtained a commitment for a $250,000 (1) grant from the United States Trade and Development Agency ("TDA") to fund a study of the feasibility of exploring and developing the area. Great Northern Gas Company, a shareholder of Teton, with assistance from ATCO, was selected as the contractor for the study. Great Northern Gas may be required to reimburse the TDA if the project is implemented and a substantial economic benefit is reaped.

(1) All references to dollar amounts in this Registration Statement are in United States dollars,


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



The Merger

         The Merger was composed of two related transactions. In one series of transactions, ATCO obtained control over the stock of DCD Dagestan, a Russian joint stock company which owned interests in seven oil licenses in the Russian territory of Dagestan, along the western coast of the Caspian Sea. The stock in DCD Dagestan initially was owned by Teton Oil Limited, an Ontario corporation formed in April 1997 and subsequently domesticated as a Delaware corporation under the name of Teton Oil (USA) Limited ("Teton Limited"). Teton Limited formed a wholly-owned subsidiary, Teton Oil Inc. ("Teton Inc.") into which it placed all of its interests in DCD Dagestan. ATCO then acquired all of the issued and outstanding stock in Teton Inc. by the issuance to Teton Limited of 1,950,036 shares of ATCO common stock, representing 25% of the then issued and outstanding ATCO shares. In the Merger, such shares were converted into 2,925,054 shares of common stock of Teton. The Company has no current plans to develop the DCD Dagestan license area. See, "Business of the Company Since the Merger."

         ATCO and EQ entered into a merger agreement which provided for the merger of ATCO into EQ upon its domestication as a Delaware corporation and renaming as Teton Petroleum Company. Upon completion of the merger, the former EQ shareholders owned approximately 10% of Teton, and the former ATCO shareholders owned the remaining approximately 90% of the issued and outstanding shares. Upon completion of the Merger, the corporate existence of ATCO ceased.

Business of the Company Since the Merger

         The business of the Company since the Merger has focused on the operation and exploitation of the business and assets which ATCO brought into the transaction. Management determined to apply its resources and concentrate on operating existing wells, drilling new wells and constructing a pipeline to carry oil produced from the Goloil License lands. The Company decided not to expend resources on the DCD Dagestan license because it determined that the prospects for development and exploitation of the Goloil License were better than the prospects for development and exploitation of the DCD Dagestan license, and that political instability in the area covered by the DCD Dagestan license makes any operations too risky. As such, the Company did not fulfill certain requirements of the licenses for the DCD Dagestan properties, did not develop an operations plan and wrote down the value of those licenses and properties to zero on its financial statements.

         The area covered by the Goloil License encompasses 187 square kilometers in the south central portion of the west Siberian Basin and is located approximately 10 kilometers to the north and west of Russia's largest oil field, Samotlor. Three producing fields are located within the license area:
Golevaya, Eguryak, and South Eguryak. Since the Merger, the Company has operated and produced from two wells which had been drilled by unaffiliated third parties, between 1988 and 1990, prior to the Company's interest in those wells, drilled two producing wells and began construction of a pipeline to carry production from the Goloil license area to an existing pipeline 20 miles south


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of that area.  At December 1, 2000,  32 of the  projected 40  kilometers  of the pipeline had been completed. The Company anticipates that the pipeline will be completed in winter 2001. Testing of the pipeline is expected to occur as soon as weather permits in spring 2001 and the pipeline is expected to be operational soon thereafter.

Additional Interest in Goloil

         In April 1999, Goltech purchased an additional 9.59% interest in Goloil. The additional interest increased Goltech's stake in Goloil to 70.59% of the issued and outstanding shares of Goloil.

Consulting Arrangement with Alfa Petroleum Ltd.

         In connection with the purchase of the additional 9.59% interest in Goloil, Teton entered into a consulting agreement with Alfa Petroleum Ltd., a British Virgin Islands corporation, to perform consulting services in connection with Teton's petroleum exploration and development activities in Russia. Teton paid Alfa $22,000 when the agreement was signed and agreed to pay $1,722,677 in common stock of Teton at the conclusion of the work. No stock was issued to Alfa and, subsequently, an aggregate of $70,000 in cash was paid to Alfa. In April 2000, the parties entered into a new consulting agreement, which superceded the prior consulting agreement. Under the new agreement, Teton agreed to pay Alfa a flat fee of $954,050, payable in monthly installments beginning April 2000. Payments totaling $100,000 were made and, in December 2000, Teton executed a promissory note in favor of Alfa in the principal amount of $1,050,000, representing the balance owed under the consulting agreement. The note is due after December 31, 2001 upon presentation.

United States Trade and Development Agency (TDA) Grant

         In September 1999, the Company entered into an agreement with Goloil to prepare a feasibility study of the Eguryak license area pipeline project. The study is funded through a grant of $300,000 from the TDA. The Company may be required to reimburse the TDA if the project is implemented and a substantial economic benefit is reaped.

Sale of Interest in Goltech

         In June 2000, Teton and Goltech entered into a Master Agreement with Fenlex Nominee Services Limited, as sole trustee of the Mediterranean Overseas Trust, a trust organized under the laws of Malta (hereinafter, together with its affiliates nominated to carry out the Master Agreement, "MOT"), providing, among other things, for (a) the appropriate parties to enter into an Issuance and Purchase Agreement wherein MOT would purchase 50% of the membership interests in Goltech in exchange for $1,000,000, provided that certain changes were made in the organization documents of Goltech; (b) an additional investment by MOT, through an oil field development and leasing arrangement, of up to $5,600,000 to cover certain costs related to the pipeline, a processing facility and drilling of five additional wells; (c) payment of leasing fees and repayment of amounts advanced by MOT through a production payment in the form of crude oil payable to MOT; (d) the parties to mutually agree on the terms of any additional work not


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

contemplated by the agreements or any additional investments in the project; and
(e) a recovery date of seven years from the date of the leasing agreement. If the oil delivered to MOT pursuant to the Master Agreement falls below 80,000 tons per year or if the market price of URAL oil blend per barrel falls below a certain price, the recovery date will be extended beyond seven years.

         As contemplated in the Master Agreement, the Issuance and Purchase Agreement (the "Petromed Agreement") was signed on August 14, 2000, wherein Goltech sold to Petromed Oil Limited, a Cyprus limited liability company, a 50% membership interest in Goltech for $1,000,000. The Petromed Agreement required that Goltech contribute the purchase price, as an equity contribution or loan to Goloil. Petromed's execution of the Petromed Agreement was conditioned on, among other things, Goloil's entering into an Oilfield Development Agreement and Lease Agreement with Energosoyuz, for the drilling and operation of additional wells on the Goloil License lands. In the course of the transaction between Goltech and Petromed, the Goltech articles of organization were amended to make Petromed the sole manager of Goltech; require that any amendment to the articles be made by unanimous approval of the members; and afford certain indemnification rights to the manager. Goltech's regulations also were amended to afford Petromed decision-making authority in the event of a tie vote between the members and to grant Petromed the ability to take unilateral action on matters requiring the consent of the members so long as Petromed retains at least a 50% membership interest (provided that, except in the event of operational crisis, Petromed is required to obtain concurrence of the Company before taking any such action). The Goltech regulations also require unanimous approval of the members before taking certain actions including selling additional interests, distribution or reinvestment of profits, modification of the Oilfield Development Agreement and Lease Agreement with Energosoyuz, and voting as a shareholder of Goloil.

         As contemplated in the Master Agreement, and the Petromed Agreement, the Oilfield Development Agreement and Lease Agreement between Goloil and Energosoyuz, providing, among other things, for the drilling and operation of additional wells on the Goloil License lands and for Energosoyuz to fund up to $5,600,000 to cover certain costs related to the pipeline, a processing facility and drilling of five wells, were executed by the parties. The Lease Agreement fixed the amount of crude oil subject to the production payment due MOT to 50% of the crude oil transferred by Goloil to the trans-Siberian pipeline.

         The Master Agreement, the Petromed Agreement, the Oilfield Development Agreement, and the Lease Agreement, hereinafter, collectively referred to as the "MOT Agreements."

The Goloil License

         The Goloil License, which has a term of 25 years from 1997, may be extended upon Goloil's compliance with a specified program of operations and undertaking of additional operations after the end of the primary term. Among other matters, the Goloil License requires the Company to prepare and implement an annual operating plan; give preference to local Russian vendors; comply with environmental and archeological requirements; provide operational reports; and perform appropriate reclamation activities. Certain Russian governmental authorities are obligated under the Goloil License to provide assistance to


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Goloil in obtaining permits,  visas, papers,  certificates,  and provide certain other operational assistance. In addition, the Russian authorities are obligated to provide certain geological information in its possession.

         If exploration activities within the licensed area establish the existence of reservoirs which extend to adjacent lands not within the Goloil License and not owned or licensed to another party, Goloil may petition to extend the licensed area to the adjoining lands. All geological information generated by Goloil will be the property of Goloil. Subject to royalty payments, oil produced from the licensed areas is the property of Goloil.

         The Goloil License requires that the Company pay to the Russian government all applicable taxes and several payments for the use of the surface and subsurface: (a) for the right to conduct exploration activities, 1% of the estimated costs of exploration and evaluation; (b) for the right to conduct exploration activities, 3% of the estimated costs of exploration operations; (c) for the use of the subsurface, 6% of payments for test production and, upon commercial production, 11% of the cost of production calculated on the basis of the costs of extracted hydrocarbons plus lost production and losses exceeding those projected in operating plans approved by Russian officials. The form of payment of these amounts must be agreed by the parties three months before commencement of production and two months before the beginning of each year thereafter.

DCD Dagestan Licenses

         DCD Dagestan holds three licenses for exploration and development in three areas in the Republic of Dagestan near the Caspian Sea: (1) the Achisu license, which expires on December 31, 2001 and which requires certain exploration and development and payments. At December 1, 2000, DCD Dagestan had not made any payments or performed any exploration or development activities, although five existing wells had been repaired and reactivated; (2) the Gasha license, which expired on January 31, 1999, for which DCD Dagestan has sought an extension; (3) the West Suhokumskaya license which expires on August 31, 2002, and which requires certain exploration and development activities and payments, none of which have been accomplished or paid. The Company has no current plans to develop these properties and has written down the value of these licenses to zero on its financial statements.

Employees

         Effective December 1, 2000, the Company entered into employment agreements with Howard Cooper and Anna Cooper, the only employees of the Company. Previously, day-to-day management was conducted by a company owned by the Company's president, pursuant to an unwritten arrangement. The Company also utilizes the services of independent contractors on an as needed basis. Operations of Goloil are undertaken through independent contractors and independent contractor oil field service entities which are retained on an as-needed basis and whose regular availability is not guaranteed or subject to any agreement.


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Offices

         The Company's offices are located in Steamboat Springs, Colorado. The Company leases this space from an unaffiliated third party.

Wells

         The Company currently has five wells that are capable of producing located within the Goloil License area. (See also, "DESCRIPTION OF PROPERTY.") The Company anticipates that three additional development wells and one research well will be drilled in the Goloil License area in 2001. The cost for drilling and completion of the development wells is approximately $400,000 per well and the cost of the research well is expected to be $1,000,000. Funding for the new wells will come from MOT pursuant to the MOT Agreements. Amounts advanced by MOT will be repaid through a production payment in the form of crude oil. See, "Sale of Interest in Goltech." The Company also anticipates that the cash flow from the existing and new wells will allow it to drill four additional wells in 2001.

Products

         Oil from the Goloil License area wells constitutes the only product produced by the Company. Oil produced from these wells is sold in Poland, Germany, Belorussia, and Russia. Sales in Poland, Germany, and Belorussia are in United States dollars. Oil sold in Russia is in rubles. The Company currently has no long-term contracts for the sale of its oil, although, by the terms of the MOT Agreements, MOT possesses the right to take production in kind. The Company currently is not dependent upon any principal customer.

Processing Facility

         The Company is also in the process of building and completing a processing facility for initial separation and treatment of crude oil on-site. The Company anticipates that the processing facilities will be completed in September 2001 at a cost of $1,500,000. Financing for the processing facility is being paid through funds advanced by MOT pursuant to the MOT Agreements. MOT is entitled to be repaid funds advanced through the form of a production payment in kind. See, "Sale of Interest in Goltech." Until the Company's processing facilities are completed, processing is done at the Samotlor oil field during the winter production months and at the Lukoil facility during the summer months. The Samotlor field has agreed to accept up to 1,000 barrels a day of the Company's non-processed oil.

Distribution

         Oil produced in January, February, and March is hauled by heated oil trucks to a processing facility in the Samotlor oil field, which is jointly operated by Tyumen Oil Company and British Petroleum where it is processed before it is pumped into the trans-Siberian pipeline. Oil produced from July through October is hauled by oil truck to a tank farm and then barged to the Lukoil facility for processing and then pumped into the trans-Siberian pipeline. During the other months of the year, because of weather related transportation problems, no oil is produced. After the Company's pipeline is complete, oil will be produced on a year-round basis. Until the Company's processing facility is completed, such oil will be pumped to the Samotlor oil field for processing prior to being pumped into the trans-Siberian pipeline. After the Company's processing facility is completed, the Company's pipeline will connect directly with the trans-Siberian pipeline.


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Significant Factors in Company Operations

         The  Company's   operations  are  subject  to  several  influences  and
uncertainties, including:

o Political instability. A significant degree of political uncertainty exists in Russia. The institutions of government and the relations between those institutions, governmental policies and political leaders who formulate and implement them are subject to rapid change. Operations of the Company in Russia are sensitive to change and political and economic conditions, changes in Russian policies and laws governing foreign investments, taxation, inflation, currency repatriation restrictions, and other political and economic developments in Russia.

o Financial and other institutions. From and after the financial crisis of August 1998, Russian financial markets have been extremely volatile, and the Russian currency, despite a substantial devaluation, remains unstable. The Russian banking system continues to suffer from liquidity problems and the solvency of such institutions remains in question. In general, banks and financial systems are not yet well developed in Russia, and other forms of infrastructure are often of low standards. In addition, Russian businesses often have little history of operating within a market-oriented economy. Those Russian companies on which the Company may rely may lack in technology, a capital base, and skilled personnel. As a consequence, such companies may not be able to deliver critical goods and services to the material detriment of the Company's operations.

o Change in laws. The Company's operations in Russia will be subject to laws, regulations and legal structures which are subject to r apid and dramatic change. In many areas, legislation has not yet been enacted, and where it has been enacted, it often contemplates implementing regulations that have not yet been promulgated. These factors, combined with the rapid pace of legislation, have led to often conflicting requirements and overlapping jurisdictions. The Russian taxation system continues to evolve. Many of the recent laws are unclear and inconsistently applied. All are subject to often conflicting and uncertain interpretations by governmental officials. Penalties for violation of such laws may be severe and include confiscation. As such, the Company's operations in Russia are subject to great uncertainty in areas of corporate, commercial, securities, foreign trade, investment and tax law.

o Environmental issues. Significant areas of Russia are seriously polluted and will require substantial cleanup. Expenses of cleanup annot reasonably be estimated and may impose costs on companies operating in Russia. Substantial environmental liability caused by the Company's operations could materially and adversely impact the Company's profitability.

o Essential facilities. The Company cannot profit from its operations in Russia without adequate pipeline and related facilities. While those


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    facilities have  been  available at  advantageous  costs to date,  there can be no assurance that pipeline and related facilities will remain available, can be built, possess adequate capacity or remain economically competitive. Although the Company currently is constructing pipeline facilities in an attempt to remedy some of these uncertainties, the Company cannot be assured that it can profitably operate such facilities, that such facilities will be sufficient for its operations or that the pipeline will not create or result in unanticipated environmental, business or other liabilities.

o Civil unrest. Since the breakup of the Soviet Union, the governmental structures which limited the likelihood of civil unrest have disappeared. Any such strife could result in the destruction of the pipeline and or equipment, interruption of the Company's operations, and inability to obtain personnel and supplies.

o Crime. The dissolution of the former Soviet Union also has led to a growth in organized crime in Russia. All businesses, including foreign operations such as that conducted by the Company, are susceptible to extortion, theft, and similar crimes.

o Competition. The oil and gas business is highly competitive, and the Company has been and will be competing with numerous other entities, may of which are larger in size and possess significantly greater financial and other resources than the Company. The Company is not a major factor in the industry, and there can be no assurances that it will be able to expand its business or achieve and maintain profitability.

o Price fluctuations in oil and gas. The Company's profits or losses will depend heavily on the price of oil. Even a minor fluctuation in the price can have a major impact in this type of business.

o Risk of operations. Oil and gas exploration involves a high degree of risk. The results of such exploration are unpredictable and often unprofitable. At least four major factors which can make a producing well unprofitable: (i) natural hazards; (ii) industry conditions such as competition, demand, and governmental regulations; (iii) future developments in the energy industry; and (iv) conditions in related industries. The natural hazards that are involved in the drilling of oil or gas wells can include peculiar and unexpected formations, pressures, and other problems that were not anticipated and which are expensive to solve. Such problems can result in property damage or personal injury from fire or explosion. The Company may also be subject to liabilities for pollution and for other similar damages. Further, the Company may lose properties to events against which it cannot obtain insurance or where the cost of insurance is prohibitive. In addition, uninsured liabilities to third parties would diminish the amount of funds available for exploration and development and could result in the loss of the Company's property.

o Reserve estimates. Although the estimated proven oil and gas reserves and present value of the estimated future revenues attributable to such reserves are based upon reports by independent consultants, there can be no assurance that the Company will realize the amounts estimated to be obtainable. Thus, actual revenues may be substantially different from the estimates which the Company has used in calculating the reserve values. Many other factors over which the Company has little or no control might


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    lower  or  preclude  recovery  from  any  property.  These  factors  include acts of God, income tax laws, oil, gas and mineral prices, and the development of alternative energy sources. In addition, there can be no assurance that the Company's exploration activities will be successful in finding new reserves or, if found, that production in quantities large enough to make the operation profitable will be possible. If the earnings from the Company's property interests drop significantly below what the Company anticipates, the Company's business may be seriously impaired.

o Lack of control over operations. As a result of agreements with third parties, including MOT, the Company has ceded much of its control over its principal assets and operations to such third parties and may not be able to take all actions necessary to protect its interests in such properties and operations. Decisions by such third parties may not be in the best interests of the Company and its shareholders.

                             DESCRIPTION OF PROPERTY

Company Properties

         The Goloil License covers 187 square kilometers in the south central portion of the West Siberian basin. The License is located less than 10 kilometers to the north and west of Russia's largest oil field, Samotlor, and in the midst of many producing fields of varying size. Three existing fields are located within the License area: Golevaya, Eguryak and South Eguryak. In Eguryak and South Eguryak are four wells which are either currently producing or capable of producing pending only the opening of a valve. These wells are produced intermittently depending on logistics and capacity of transportation to market. A fifth well, located in the Golevaya field, is shut in.

Petroleum Geology

         Regional Geology. The West Siberian basin covers an area of about 2.1 million square kilometers in the northern portion of west central Russia. The basin is bordered to the west by the Ural Mountains, to the east by the Central or East Siberian Plateau, and to the south by the steppes of Central Asia. The winters are extremely cold and long. Permafrost conditions exist to the north of the Goloil License property.

         Thickness of the sedimentary section varies from a few thousand meters or less to as much as 10,000 to 12,000 meters, most of which are Jurassic and Cretaceous sandstones, siltstones and shales. Over 350 fields have been discovered in the basin, including a number of fields considered to be giants to supergiants.

         The West Siberia basin is filled with a thick sequence of primarily Mesozoic sediments that overlie a basement of folded metamorphosed Precambrian and Paleozoic rocks. Broad vertical movement with high-angle faulting during the Triassic created a major north-south trending graben systems. Structures of the inner basin sedimentary cover, where most of the producing structures are located, formed in response to vertical movements along basement faults and due to differential compaction in the sand/shale stratigraphic sequence. The basement block faults become attenuated in the overlying sediments. Most of the major petroleum accumulations are found on anticlines or arches, such as the Nizhnevartovsk Arch, on which the Goloil License is located.

         During the Upper Jurassic, when at least 500 meters of sediments were deposited, widespread marine incursions from the Artic basin spread southward. Most of the basin was characterized by shallow and deep shelf clastic deposition that included widespread bituminous shales in the more rapidly subsiding central part of the basin. At the top of the Jurassic (Tithonian) is the highly bituminous Bazhenov Suite. Total organic carbon (TOC) values of over 10 percent were found in the central part of the basin. The Bazhenov is the premier source rock in the West Siberian Province and is responsible for generating much of the oil and gas in the basin. The Bazhenov also serves as a regional seal for Jurrasic reservoirs including the Vasyugan J1, which is productive in the Goloil License.

         Neocomian sediments are 1000 meters thick in the central part of the basin. Formations of regional distribution in the Neocomian are the Megion including the BV8, which produces in the Goloil License, and the Vartov, the principal oil producers in the giant fields (e.g., Samotlor) in the Middle Ob Area.

         A total of 10 pays are present in the Megion and Vartoc of the nearby supergian Samotlor field, the largest oil field in the basin and one that has been reported to have produced in excess of 15 billion barrels. Porosities in the fine-to-medium-grained deltaic sandstones at Samotlor range from 20 to 25 percent and the average permeability is 500 millidarcies. The sandstones are arkosic, consisting of 25 to 60 percent feldspar, which is strongly altered to various clay minerals. The remainder is mainly quartz.

         Many of the known traps in the West Siberian basin are structural, including the traps at supergiant oil fields such as nearby Samotlor. More than 1000 structures have been recognized in the West Siberian basin, many of which at depth are fault-bounded and related to renewed uplift of basement highs. Three features characterize the producing anticlines in the basin: great areal extent, low relief, and structural simplicity. The folding decreases upward and many traps in the Cretaceous and stratigraphic or structural-stratigraphic.

Geology of the Eguryak Field

         The geological column of the Goloil License area is composed of Paleozoic basement rock and Mezo-Cenozoic sediments. Jurassic deposits are located within the Tyumnenskaya (lower-middle Jurassic), Vasyunganskaya, Georgianskaya, and Bazhennovshaya (upper Jurassic) suite groups of 1,950 to 2,450 ft. (600 to 750 m) total thickness which are alternating shale, siltstone, and sandstone. The upper Jurassic is mainly bituminiferous shale and clay (Georgianskaya and Bazennovskaya suite groups). The rocks below include a number of sandstone layers alternated with siltstone and clay from 10 to 13 ft. (3 to 4 m) to 40 to 66 ft. (15 to 20 m) thick.

         The YU1 layer is the most continuous one within the area. Its thickness varies from 39 to 72 ft. (12 to 22 m) and it is where production was identified in wells 15 and 28. The Tyumenskaya suite rock group consists of thin, laminated shale, siltstone, and sandstone.

         Cretaceous deposits within the area are sandstone and shale which are subdivided (bottom to top) into the Megionskaya, Vartovskaya, Alymskaya (lower), Pokurskaya (lower-upper), Kuznetsovskaya, Berezovskaya, and Gankinskaya (upper) suite groups of up to 6,560 ft. (2,000 m) total thickness.

         The lower part of the column (Megionskaya - Pokurskaya suite groups) consists of alternating sandstone, siltstone and shale. Most sand beds in the area are water bearing except those within the BV8 formation in wells 15 and 16 where oil production has been discovered.

         The Upper Cretaceous consists chiefly of shale. Palecone deposits are subdivided into three groups of 2,200 to 2,360 ft. (670 to 720 m) total thickness where siltstone and shale dominate. Quaternary deposits are peat, sandy loam, loam and quartz sand with gravel and pebble. Total thickness is 130 to 328 ft. (40 to 100 m).

Proved Reserves and Present Value Information

         The Company's estimated proved oil reserves and present value of the estimate future net revenues attributable to such reserves at January 1, 2001, are based upon reports by the independent consulting firm of Gustavson Associates, Boulder, Colorado.

         The Securities and Exchange Commission requires that estimates of reserves, estimates of future net revenues and the present value of estimated future net revenues be based on the assumption that oil and gas prices will remain at current levels (except for gas prices determined by fixed contracts), and that production costs will not escalate in future periods. All such estimates have been adjusted for the anticipated costs of developing proved undeveloped reserves.

         Reserve calculations require estimation of future net recoverable reserves of oil and gas and the timing and amount of future net revenues to be received therefrom. Such estimates are based on numerous factors, many of which are variable and uncertain. Accordingly, it is common for the actual production and revenues later received to vary materially from earlier estimates. Estimates made from the first few years of production from a property are not likely to be as reliable as later estimates based on longer production history. Hence, reserve estimates and estimates of future net revenues from production may vary from year to year.

         The Company has not filed reserve estimates with any federal agency.

         Proved reserves are now estimated at 64 million barrels gross, and 20.9 million barrels net to the Company. Results are summarized below:

--------------------- ------------------ -------------------------------------- --------------------------------------
                                          Before Profits Tax and Repatriation    After Profits Tax and Repatriation
                                                          Tax                                    Tax
--------------------- ------------------ -------------------------------------- --------------------------------------
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
Case                     Company Net           Total           Present Value          Total           Present Value
                          Reserves,      Undiscounted Cash   Discounted @ 10%   Undiscounted Cash    Discounted @10%
                       million barrels   Flow, million US$      million US$     Flow, million US$      million US$
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
Total Proved                20.9               $299.2             $147.0              $180.3              $87.9
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
Proved Developed             1.1               $13.6               $5.2                $8.1               $3.1
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
Proved Undeveloped          19.8               $285.6             $141.8              $172.2              $84.8
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------

         The financial impact of MOT's ownership of 50% of Goltech is incorporated into the economic calculations. Current postings for Ural blend crude oil are incorporated into the cash flow projections for exported oil, with a lower price for domestic sales based on sales in Russia.

         These results are all net to the Company and include the impact of financing and debt repayment. The present value of estimated future net revenues at January 1, 2001, has not been adjusted for income taxes. The Company is not currently incurring any repatriation tax liability due to the structuring of their capital input as a loan. Management believes that future repatriation tax liabilities will not be incurred if profits from this project are invested in other projects within Russia. If the Company does not incur repatriation tax liability for the life of this project, the undiscounted total after tax cash flow would be $211.8 million or, discounted at 10%, $103.6 million, for total proved reserves.

         There can be no assurance that the reserves described herein will ultimately be produced or that the proved undeveloped reserves described herein will be developed within the periods anticipated. The cash flows summarized herein should not be construed as representative of the fair market value of the reserves. Actual results are likely to differ greatly from the results estimated.


            DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

Officers and Directors

         The directors, executive officers, and significant employees of the Company, their respective ages and positions with the Company are as follows:

         Name                                        Age                        Position

         H. Howard Cooper                            44                         Director and President

         Thomas L. Di Grappa                         47                         Director

         William D. Kennedy                          81                         Director

     H. Howard Cooper. Mr. Cooper founded ATCO in November 1996, and has served as a director and president of ATCO until the Merger and continued in those positions with the Company thereafter. In 1994, he was a consultant to Central Asian Petroleum, an oil and gas company located in Russia and Peak Energy, an oil and gas company located in Denver, Colorado. Mr. Cooper has a bachelor's degree from the University of Colorado in business and a master's degree from Columbia University in international affairs.

     Thomas L. Di Grappa. Mr. Di Grappa has served as a director of ATCO from its inception to the Merger and as a director the Company since the Merger. Mr. Di Grappa is a director and president of Great Northern Gas Company, an SEC reporting company engaged in oil and gas exploration and production. Mr. Di Grappa has a bachelor's degree from the University of Colorado in business.

     William D. Kennedy. Mr. Kennedy has served as a director of the Company since the Merger. Mr. Kennedy has been an independent oil operator since 1948. Mr. Kennedy is also a principal of Perm Corporation. He has a bachelor's degree from the University of Texas in business administration.


                REMUNERATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Compensation

                               ANNUAL REMUNERATION

Name of Individual                     Capacities in                  Aggregate
or Identity of the Group          Remuneration was Received         Remuneration
------------------------          -------------------------         ------------

H. Howard Cooper                    President                        $17,500 (1)
Anna Cooper                         Secretary                        $ 6,500 (1)

----------------
(1) Such amounts were accrued in 2000 and paid in January 2001. Prior to December 2000, the Company did not pay any cash compensation to any of its officers. However, pursuant to an unwritten consulting arrangement with Taimen Corporation, a corporation owned by Mr. Cooper, and of which Mr. Cooper and Ms. Cooper were the sole employees, Teton paid Taimen $264,000 and $128,560, respectively, during the fiscal years ended December 31, 2000 and 1999, for management and related services.


         On October 1, 2000, the Company issued warrants to purchase an aggregate of 1,000,000 shares of common stock to Mr. Cooper as compensation for services rendered to the Company. Such warrants are fully vested and expire on October 31, 2005. The exercise price with respect to the underlying shares is as follows:

      Number of Shares                                Exercise Price per Share
      ----------------                                -------------------------

            500,000                                     $ .40
            250,000                                     $ .75
            250,000                                     $1.00

Employee Pension, Profit Sharing or Other Retirement Plans

         The Company does not have a defined benefit, pension plan, profit sharing or other retirement plan.

Compensation of Directors

         The Company does not pay a director's fee to its directors. In the Company's sole discretion, the Company may issue stock options or warrants to its directors.


          SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Common Stock

         The following table sets forth certain information as of January 3, 2001 (the "Reference Date") with respect to the ownership of common stock of the Company by each person known by the Company to own more than 10% of the Company's common stock, by each officer and director, and by all officers and directors as a group. Unless otherwise indicated, all persons have sole voting and investment powers over such shares, subject to community property laws. As of the Reference Date, there are 24,977,341 shares of common stock outstanding.

         Name and Address of                                  Amount            Percent of
                      Owner                                    Owned              Class
         -----------------------------                       -------          -------------

         H. Howard Cooper(1)                                  4,647,839(2)          18.6%
         2135 Burgess Creek Road
         Suite #7
         P.O. Box 774327
         Steamboat Springs, CO 80477

         Anna R. Cooper(1)                                          -0-               --
         2135 Burgess Creek Road
         Suite #7
         P.O. Box 774327
         Steamboat Springs, CO 80477

         Thomas L. Di Grappa                                  1,100,000(3)           4.7%
         621 - 17th Street, Suite 2150
         Denver, CO 80293

         William D. Kennedy                                      133,562             0.5%
         550 West Texas Avenue
         Midland, TX 79701

                                       14


         Name and Address of                                  Amount            Percent of
                      Owner                                   Owned                 Class
         -----------------------------                        -------          -------------

         Teton Oil (USA), Limited                             2,925,054(4)          11.7%
         2135 Burgess Creek Road,   Suite #7
         P.O. Box 774327
         Steamboat Springs, CO 80477

         EuroGas, Inc.                                        2,714,156             10.9%
         942 East 7145 South, Suite 101A
         Midvale, UT 84047

         All officers and directors as a group
         (4 persons)                                          5,961,018             23.9%

----------------------

     (1) Ms. Anna Cooper is secretary of the Company and is married to Mr. Howard Cooper.

     (2) Includes the shares held by Teton Oil (USA) Limited, of which Mr. Cooper is the sole director, an officer, and a shareholder.

     (3) Includes shares held by Great Northern Gas Co., a company of which Mr. Di Grappa is president and a director.

     (4) Mr. Cooper is the sole director, an officer, and a shareholder of Teton Oil (USA) Limited.


Warrants, Options and Rights

The following table sets forth certain information as of January 20, 2001, with respect to warrants, options or other rights to purchase common stock of the Company by each person known by the Company to own more than 10% of the Company's common stock, by each officer and director, and by all officers and directors as a group.

                                 Title and Amount of
Name and Address of           Securities called for by     Exercise       Dates of
     Owner                   Warrants, Options or Rights   Price         Exercise

H. Howard Cooper(1)                  86,250                 $  .40        05/15/98-05/15/03
2135 Burgess Creek Road             500,000                 $  .40        10/01/00-10/31/05
Suite #7                            250,000                 $  .75        10/01/00-10/31/05
P.O. Box 774327                     250,000                  $1.00        10/01/00-10/31/05
Steamboat Springs, CO 80477

Anna R. Cooper(1)                       -0-                    --                  --
2135 Burgess Creek Road
Suite #7
P.O. Box 774327
Steamboat Springs, CO 80477


                                       15


                                    Title and Amount of
Name and Address of                 Securities called for by       Exercise       Dates of
     Owner                         Warrants, Options or Rights       Price         Exercise

Thomas L. Di Grappa                         513,750                  $  .40        05/15/98-05/15/03
621 - 17th Street, Suite 2150
Denver, CO 80293

William D. Kennedy                          354,133                  $  .40        04/20/99-12/10/03(2)
550 West Texas Avenue
Midland, TX 79701

All officers and directors as             1,954,133              $.40-$1.00         05/15/98-10/31/05
a group (4 persons)

----------------------

     (1) Ms. Anna Cooper is secretary of the Company and is married to Mr. Howard Cooper.

     (2) The warrant held by Mr. Kennedy was issued in substitution of previously issued warrants. The date of exercise reflects the earliest exercise date.


INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Transactions Involving Mr. Howard Cooper and Ms. Anna Cooper

         In December 2000, the Company entered into a written employment agreement with Mr. Cooper, to act as president of the Company. The employment agreement is for an initial term of two years and provides that Mr. Cooper's initial salary is $17,500 per month. After the initial term, the agreement is automatically renewed from year to year, with such changes agreed by the parties, unless terminated by either party upon 90 days prior notice. The agreement provides that upon the termination of Mr. Cooper without his consent, except for terminations related to a criminal conviction, death, disability, incapacity, bankruptcy, insolvency, gross negligence, gross dereliction of duty, or gross misconduct, that Mr. Cooper is entitled to a lump sum payment equal to three months salary, based on the salary being paid to Mr. Cooper at the date of termination.

         In December 2000, the Company entered into a written employment agreement with Ms. Cooper, to act as secretary of the Company. The employment agreement is for an initial term of two years and provides that Ms. Cooper's initial salary is $6,500 per month. After the initial term, the agreement is automatically renewed from year to year, with such changes agreed by the parties, unless terminated by either party upon 90 days prior notice. The agreement provides that upon the termination of Ms. Cooper without her consent, except for terminations related to a criminal conviction, death, disability, incapacity, bankruptcy, insolvency, gross negligence, gross dereliction of duty, or gross misconduct, that Ms. Cooper is entitled to a lump sum payment equal to three months salary, based on the salary being paid to Ms. Cooper at the date of termination.

         Prior to entering the employment agreements, the Company had a consulting arrangement with Taimen Corporation, to provide for consulting and management services. Mr. Cooper was the director and president of Taimen Corporation and Mr. Cooper and Ms. Cooper were the sole employees. The Company paid Taimen Corporation a total of $264,000 during the fiscal year ended December 31, 2000 and a total of $128,560 for the fiscal year ended December 31, 1999.

Transactions Involving Mr. William Kennedy

         In April 1999, the Company borrowed $300,000 from Messrs. John Dorn, William Kennedy, and Arden Grover (the "April Note"). Mr. Kennedy is a director of the Company. The note, with interest at 10% per annum was due on April 20, 2001, a date extended to August 2002. The note is payable from the net revenue of oil production from Goloil paid to Goltech and is secured by shares of Goltech. The funds from the loan were used for operating purposes. In connection with such loan, Mr. Kennedy was issued a warrant to purchase 333,333 shares of common stock of the Company, at an exercise price of $1.60 per share. Subsequently, the exercise price for the warrant was reduced to $.40 per share.

         In December 1999, the Company borrowed $76,999.99 from Messrs. Dorn, Kennedy, and Grover (the "December Note"). The note was payable with interest at 10% per annum, principal and interest payable in monthly installments beginning September 1, 2000 from net revenues of oil production from Goloil paid to Goltech secured by shares of Goltech. Such funds were used for working capital purposes.

         In December 1999, the Company entered into a Note Extension and Modification Agreement with Perm Corporation, modifying the terms of a promissory note in the principal amount of $200,000, originally due on December 31, 1999 (the "Perm Note"). The note as amended provided for monthly installments beginning August 1, 2000, and a due date of August 1, 2002.

         In October 2000, the Company prepaid the February 2001 installment due under the Perm Note by making a $125,000 principal reduction payment plus payment of accrued interest. Mr. Kennedy, a director of the Company, is also a director of Perm Corporation.

         In July 2000, in connection with the Petromed Agreement, the Company, Perm Corporation, John Dorn, William Kennedy, and Arden Grover entered into a Note Amendment, Partial Release of Security Interest and Assignment to Distributions modifying the payment terms, and security for the Perm Note and April Note. In connection therewith, the Company issued 500,000 shares of common stock of the Company to Perm Corporation.

         In July 2000, Mr. Kennedy received 133,562 shares of common stock of the Company in payment of interest on the April Note and payment of principal and interest on the December Note.

Transactions Involving EuroGas, Inc.

         Pursuant to the terms of a Master Transaction Agreement, dated as of April 5, 2000, by and among the Company, its subsidiary Goltech Petroleum, LLC and EuroGas, Inc., the parties agreed to a series of transactions for the acquisition by EuroGas of Goltech, a loan by EuroGas to the Company, and the merger of the Company and EuroGas. The Master Transaction Agreement and related documents were amended by agreements dated May 31, June 22, and July 7, 9 and 10 and certain other agreements. The transactions contemplated by all of the agreements and documents executed by the parties were modified and finalized in an agreement entitled "Amended and Restated Stand-Still Agreement, Cancellation of Indebtedness and Cancellation of Certain Agreements" (the "Stand-Still Agreement"), dated as of August 13, 2000. In the Stand-Still Agreement and
subsequently pursuant to the terms of that agreement, the parties agreed to terminate the proposed merger and purchase by EuroGas of Goltech; cancelled all indebtedness of Goltech and the Company to EuroGas; issued EuroGas 1,000,000 shares of the Company's common stock and entered into certain other undertakings.

         On October 20, 2000, the Company issued to EuroGas a debenture in the principal amount of $500,000. The debenture was convertible into common stock of the Company at the rate of 1 share of stock for every $.30 of principal and accrued interest outstanding at the date of conversion. On December 11, 2000, EuroGas converted all outstanding principal and interest into 1,714,156 shares of the Company's common stock.


                            DESCRIPTION OF SECURITIES

Common Stock

         The Company is authorized to issue 50,000,000 shares of common stock, par value $.001 per share. Each share of common stock of the Company is entitled to one vote at all meetings of the shareholders. All shares of common stock of the Company are equal to each other with respect to liquidation rights and dividend rights. There are no pre-emptive rights to purchase any additional shares of common stock. Cumulative voting is not allowed in the election of directors, nor for any other purpose. In the event of liquidation, dissolution, or winding up of the Company, holders of the common stock will be entitled to receive on a prorata basis all assets of the Company remaining after satisfaction of all liabilities.

Transfer Agent

         The Company has retained Computershare Trust Company of Canada as transfer agent for the common stock.

                                     PART II

 MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

         There is no public trading market for the Company's common stock in the United States. The Company's common stock is traded on the Canadian Venture Exchange ("CDNX"), under the symbol "YTY.U"). The following table sets forth, on a per share basis, the range of high and low bid information for the common stock for each quarter during the last two fiscal years, as reported by CDNX, or its predecessor:


                                                       High             Low

         Year Ended December 31, 2000

         First Quarter ended 03/31/00                  $.20             $.15
         Second Quarter ended 06/30/00                 $.75             $.10
         Third Quarter ended 09/30/00                  $.55             $.25
         Fourth Quarter ended 12/31/00                 $.75             $.32

         Year Ended December 31, 1999

         First Quarter ended 03/31/99                  $.70             $.30
         Second Quarter ended 06/30/99                 $.60             $.31
         Third Quarter ended 09/30/99                  $.30             $.10
         Fourth Quarter ended 12/31/99                 $.35             $.20


Holders

         The approximate number of holders of record of the common stock as of February 5, 2001, is 180.

Dividends

         No dividend has been declared or paid by the Company since its inception and none is contemplated at any time in the foreseeable future.

                     RECENT SALES OF UNREGISTERED SECURITIES

         Since February 1, 1998, the Company has made sales of its securities to the following persons for the cash or other consideration indicated, which sales were not registered under the Securities Act of 1933:

                                    Date                                         Number of
Name of Shareholder                 Acquired    Consideration(1)              Shares/Amount(2)
-------------------                 ----------   --------------              ----------------

Francis Hopkins                      03/15/98     $   5,000(3)                         6,667
Duncan Lee                           03/15/98     $   20,000(4) (5)                   40,000
Michael Francis Hopkins              03/15/98     $   2,500(3)                         3,333
George W. Clay                       04/01/98     $   100,000(3)                     150,000
Douglas McCallum                     04/01/98     $   1,389 (services)(3) (6)          2,777
John Nichols                         04/01/98     $   3,167 (services)(3)(4)           6,333
Sergei Pirogov                       04/10/98     $   200 (services)(3) (7)              400
Vladimer Kanevsky                    04/10/98     $   3,800 (services)(3) (8)          7,600
Nelson Mead, Jr.                     04/11/98     $   15,000(3)                       15,000
R. Stuyveson Pierrepont, III         04/11/98     $   18,750(3)                       37,500
A.T. Stautberg, Jr.                  04/11/98     $   5,250(3)                        10,500
Susan Stautberg                      04/11/98     $   18,000(3)                        9,500
Virgil C. Pfeifer                    04/11/98     $   4,000(3)                         8,000
Croesus Emerging Markets
Resource Fund LP                     05/15/98     $   215,000(3) (9)                $215,000
                                                                                (convertible debenture)
Croesus Emerging Markets
Resource Fund LLC                    05/15/98     $   285,000(3) (9)                $285,000
                                                                                (convertible debenture)
Croesus Emerging Markets
Resource Fund LLC                    06/19/98     $   855,000(3) (9)                $855,000
                                                                                (convertible debenture)
Croesus Emerging Markets
Resource Fund LP                     07/01/98     $   645,000(4) (9)                $645,000
                                                                                (convertible debenture)
John P. Eagleton                     08/01/98     $   150,000(5) (10)               $150,000
                                                                                (convertible debenture)
Anthony Eagleton                     08/01/98     $   40,000(5)(11)                  $40,000
                                                                                (convertible debenture)
Teton Oil (USA) Limited              11/12/98     $   975,018(3)(6)(12)            2,925,054
                                                                                (exchange transaction)
Anthony Eagleton                     06/02/99     $   10,000(5)                       22,222
Francis D. Hopkins                   06/25/99     $   10,000(3)                       22,222
Conroy & Co.                         06/25/99     $   10,000(3)                       22,222
John C. Hunzinger                    06/25/99     $   10,000(3)                       22,222
Garry Neuschwanger                   06/25/99     $   5,000(3)                        11,111
Dan Neuschwanger                     06/25/99     $   5,000(3)                        11,111



                                       20

                                       Date            Number of
Name of Shareholder                 Acquired         Consideration(1)           Shares/Amount(2)
-------------------                 -----------       -------------           ----------------

Triumph Resources                    03/07/00     $   14,000 (services)(3)(13)          70,000
James J. Woodcock                    05/05/00     $   25,000(3) (14)                   $25,000
                                                                                (convertible debenture)
John Robinson                        05/17/00     $   40,500 (services)(3) (15)        135,000
Frank Calandra in Trust              05/17/00     $   400,000(5)(15)                 1,333,333
Current Capital Corporation          05/24/00     $   72,000 (services)(3) (16)        144,000
Bendure Investments Ltd.             07/20/00     $   81,730 (services)(3) (17)        272,435
John H. Haskell                      07/20/00     $   140,865 (services; loan
                                                               repayment)(3)(18)       469,551
Arden Grover                         07/21/00     $   40,069 (loan repayment)(3)(19)   133,562
John Dorn                            07/21/00     $   40,069 (loan repayment)(3)(19)   133,562
William Kennedy                      07/21/00     $   40,069 (loan repayment)(3)(19)   133,562
Perm Corporation                     07/21/00     $   31,050 (loan repayment)(3)(19)   103,500
Perm Corporation                     07/27/00     $   150,000(loan amendment)(3)(20)   500,000
Haskell Investment
Company                              07/31/00     $   39,665 (services)(3)(21)         136,218
James J. Woodcock                    07/31/00     $   25,000(3)                         83,333
Hy-Bon Engineering                   07/31/00     $   10,000 (services)(3) (22)         33,334
Bendure Investments Ltd.             08/03/00     $   100,000(3)                       333,333
EuroGas Inc.                         08/24/00     $   300,000(loan repayment)(3)(23) 1,000,000
Haskell Investment
Company                              08/25/00     $   100,000 (loan repayment)(3)(24)  333,333
John H. Haskell                      08/25/00     $   100,000(3)                       333,333
Bendure Investment Ltd.              08/25/00     $   200,000 (loan repayment)(3)(25)  666,666
Louis A. Oswald, III                 09/12/00     $   8,000(3)                          26,600
Margot Eicher                        09/12/00     $   1,200(3)                           4,000
Michael Francis Hopkins              09/12/00     $   1,800(3)                           6,000
Francis D. Hopkins                   09/12/00     $   6,000(3)                          20,000
Peter Petrouk                        10/02/00     $   100,000(5)                       333,333
Peter Petrouk                        10/02/00     $   5,000 (services)(5)(26)           16,667
Phillip Laughlin                     10/02/00     $   3,000(3)                          10,000


                                       21



Alex Campbell                        10/03/00     $   10,000(3)                         33,333
Tom Lawson                           10/17/00     $   12,500(3)                         41,666
EuroGas, Inc.                        10/20/00     $   500,000(3)(27)                  $500,000
                                                                                (convertible debenture)
Current Capital Corporation          10/20/00     $   120,000 (services)(3)(16)        400,000
Gary Laughlin                        10/25/00     $   3,000(3)                          10,000
Serge de Pahlen                      11/03/00     $   300,000(5)                     1,000,000
Louis A. Oswald III                  11/03/00     $   3,000(3)                          15,000
Patrick R. Laughlin                  11/03/00     $   3,000(3)                          10,000
Phillip E. Laughlin                  11/03/00     $   2,000(3)                           6,667

                                    Date                                                Number of
Name of Shareholder                 Acquired      Consideration(1)                  Shares/Amount(2)
-------------------                 -----------    -------------                     ----------------

Lynn M. and Mark Baalman            11/03/00      $     2,000(3)                         6,667
Jonathan S. Roderick                11/03/00      $     5,000(3)                        16,667
Alexei Yermolenko                   12/01/00      $     3,000 (services)(5)(28)         10,000
Valery Bergulev                     12/01/00      $     3,000 (services)(5)(28)         10,000
Alexei Labovsky                     12/01/00      $     3,000 (services)(5)(28)         10,000

     (1) Unless otherwise noted, consideration was paid in cash. With respect to consideration other than for cash, the stock was valued based on the issue price of the stock at the date closest to the transaction.

     (2) Unless otherwise noted, all references are to shares of common stock of the Company.

     (3) The Company relied on Section 4(2) of the Securities Act of 1933, for exemption from registration under the Securities Act. Generally, the Company and such investors entered into a stock purchase agreement with respect to such purchase. The agreement included representations concerning the investors intent to acquire the securities for investment only and not with a view towards distribution. Transfer of the shares was also restricted.

     (4) Mr. Nichols was issued 6,333 shares of common stock of the Company for services rendered in connection with the sale of certain shares to Mr. Duncan Lee.

     (5) The Company relied on the exemption from registration provided in Regulation S promulgated under the Securities Act of 1933. Such sales were made outside the United States to persons who were not "US persons" as such term is defined in Rule 902 of the Securities Act. Transfer of the shares was also restricted.

     (6) Mr. McCallum provided consulting services related to the review of certain documents.

     (7) Mr. Pirogov provided consulting services in connection with one of the Company's projects.

     (8) Mr. Kanensky provided consulting services in connection with one of the Company's projects.

     (9) The principal amount of the debenture, together with interest at 7% per annum, matured on May 15, 2001 for the debentures issued May 15, 1998 and June 19, 1998 and July 1, 2001 for the debenture issued July 1, 1998. The debentures were subject to redemption at the option of the Company after May 15, 1999, or earlier upon the happening of a certain event. The debentures were convertible at the option of the holder, beginning one year after the issue date, in increments of $1,000 of principal, at a conversion rate of $3.00 per share. In March 2000, such debentures were redeemed for $400,000 and the issuance of 1,360,675 shares of common stock.

     (10) Mr. John Eagleton purchased a convertible debenture in the principal amount of $150,000, which together with interest at the rate of 7% per annum was due August 1, 2001. Such debenture was convertible, at the holder's option, into shares of common stock of the Company at the rate of $.50 per share. On March 18, 1999, such debenture was converted into 300,000 shares of the Company's common stock.

     (11) Mr. Anthony Eagleton purchased a convertible debenture in the principal amount of $40,000, which together with interest at the rate of 7% per annum was due June 2, 1999. Such debenture was convertible, at the holder's option, into shares of common stock of the Company at the rate of $.50 per share. On March 18, 1999, such debenture was converted into 80,000 shares of the Company's common stock.

     (12) Effective November 12, 1998, the shareholders of Teton Oil (USA) Limited exchanged all of their shares of Teton Oil (USA) Limited for 25% of the shares of ATCO (the predecessor to the Company). Teton Oil (USA) Limited owned 100% of the stock of Teton Oil, Inc., which held the licenses in DCD Dagestan. See "DESCRIPTION OF BUSINESS - The Merger."

     (13) Triumph Resources was issued shares in connection with services rendered as an advisor in connection with corporate matters.

     (14) The principal amount of the debenture, together with interest at 20% per annum, matures on March 1, 2005. The Company, at its option, may redeem the shares. The debenture was redeemable at the option of the holder, in increments of $1,000 principal amount, at a conversion rate of $1.60 per share. The conversion rate was subsequently reduced to $.30 per share and the debenture converted into 83,333 shares of the Company's common stock.

     (15) Mr. Robinson was issued 135,000 shares of common stock in connection with services relating to the Company's financing activities related to the investment by Mr. Frank Calandra in Trust.

     (16) Current Capital was issued shares of common stock in connection with consulting services related to investor relations.

     (17) Such shares were issued as compensation pursuant to a Consulting Agreement entered into between Bendure Investments, Ltd. and the Company relating to the Company's activities in Russia.

     (18) 136,218 shares were issued as compensation pursuant to a Consulting Agreement between Mr. Haskell and the Company with respect to the Company's activities in Russia. 333,333 shares were issued in satisfaction of the Company's obligations under a loan agreement, in the principal amount of $100,000.

     (19) A total of 504,186 shares of common stock of the Company were issued to Messrs. Dorn, Grover and Kennedy and Perm Corporation in full payment of (a) all interest due Perm Corporation through August 31, 2000, under the promissory note in the principal amount of $200,000, dated November 12, 1998, (b) all interest due Messrs. Dorn, Grover, and Kennedy through August 31, 2000, under the promissory note in the principal amount of $300,000, dated April 20, 1999, and (c) all principal and interest due Messrs. Dorn, Grover, and Kennedy under the promissory note in the principal amount of $76,999.99, dated December 23, 1999. Mr. Kennedy is a director of the Company. See "INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS."

     (20) The board of directors authorized the issuance of 500,000 shares of common stock to Perm Corporation in connection with modification of the Perm Note. See "INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS."

     (21) 136,218 shares of common stock of the Company were issued as compensation pursuant to a Consulting Agreement with respect to the Company's activities in Russia between Haskell Investment Company and the Company.

     (22) Such shares were issued in connection with consulting services relating to the Company's activities in Russia.

     (23) The Company issued 1,000,000 shares of its common stock as full satisfaction of all of its obligations to Eurogas, Inc. under a Line of Credit Promissory Note dated April 5, 2000, the principal balance of which was $300,000.

     (24) The Company issued 333,333 shares of its common stock in full satisfaction of its Loan Agreement, in the principal amount of $100,000, with Haskell Investment Company.

     (25) The Company issued 666,666 shares of its common stock in full satisfaction of its Loan Agreement, in the principal amount of $200,000 with Bendure Investments Ltd.

     (26) The Company issued 16,667 shares of its common stock to Mr. Petrouk as compensation for consulting services in connection with the Company's activities in Russia.

     (27) On October 16, 2000, the Company issued a convertible debenture ($500,000 principal amount) to EuroGas, Inc. The principal sum, together with interest at the rate of 20% per annum was due on October 16, 2001. Eurogas was entitled to convert the principal balance of the debenture and all accrued interest at any time, at a conversion price of $.30 per share. Unless Eurogas, Inc. consented to payment in cash, the principal balance and all accrued interest was required to be paid in shares of common stock valued at the conversion price. The conversion price was subject to adjustment based upon the occurrence of certain events specified in the debenture. On December 11, 2000, such shares were converted into 1,714,156 shares of common stock.

     (28) Such shares were issued in connection with consulting services related to the Company's activities in Russia.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

The bylaws of the Company provide that the Company shall indemnify any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative, or investigative (a "Proceeding") by reason of the fact that such person, or a person for whom he is the legal representative, is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, employee, or agent of another corporation, or a partnership, joint venture, trust, enterprise or non-profit entity including services with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person. The Company is also required to indemnify a person in connection with the Proceeding initiated by such person if the Proceeding was authorized by the board of directors of the Corporation. The bylaws further provide that the Company shall pay the expenses (including attorneys' fees) incurred in defending any Proceeding in advance of its final disposition, provided, however, that the payment of expenses incurred by a director or officer in advance of the final disposition of the Proceeding is conditioned upon receipt of an undertaking by the director or officer to repay all amounts advanced if it should be ultimately determined that the director or officer is not entitled to be indemnified under the bylaws or otherwise. If a claim for indemnification or payment of expenses is not paid in full within 60 days after a written claim for indemnity has been received by the Company, the claimant may file suit to recover the unpaid amount of such claim and if successful shall be entitled to be paid the expense of prosecuting such claim. The Company's obligation to indemnify any person who was or is serving at its request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, enterprise, or non-profit entity, is reduced by the amount such person collects as indemnification from such other corporation, partnership, joint venture, trust, enterprise, or non-profit enterprise.

         Insofar as indemnification for liabilities under the Securities Act of 1933, as amended, may be permitted to officers and directors of the Company pursuant to the provisions of the Company's bylaws, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

                                    PART F/S

                             TETON PETROLEUM COMPANY




                                Table of Contents


                                                                                                 Page
Independent Auditors' Report........................................................................................F - 1

Consolidated Financial Statements

       Consolidated Balance Sheets..................................................................................F - 2

       Consolidated Statements of Operations........................................................................F - 3

       Consolidated Statements of Comprehensive Loss................................................................F - 4

       Consolidated Statements of Stockholders' (Deficit) Equity....................................................F - 5

       Consolidated Statements of Cash Flows........................................................................F - 6

Notes to Consolidated Financial Statements..........................................................................F - 8

Unaudited Consolidated Financial Statements

       Unaudited Consolidated Balance Sheet........................................................................F - 28

       Unaudited Consolidated Statements of Operations.............................................................F - 29

       Unaudited Consolidated Statements of Comprehensive (Loss) Income............................................F - 30

       Unaudited Consolidated Statement of Stockholders' (Deficit) Equity..........................................F - 31

       Unaudited Consolidated Statements of Cash Flows ............................................................F - 32

Notes to Unaudited Consolidated Financial Statements ..............................................................F - 33

                          INDEPENDENT AUDITORS' REPORT





To the Shareholders
Teton Petroleum Company


We have audited the consolidated balance sheets of Teton Petroleum Company as of June 30, 2000 and December 31, 1999 and the consolidated statements of operations, comprehensive loss, stockholders' (deficit) equity and cash flows for the six month period ended June 30, 2000 and the years ended December 31, 1999 and 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Teton Petroleum Company as of June 30, 2000 and December 31, 1999 and the results of their operations and their cash flows for the six month period ended June 30, 2000 and years ended December 31, 1999 and 1998 in conformity with generally accepted accounting principles.




Ehrhardt Keefe Steiner & Hottman PC

October 18, 2000
Denver, Colorado

                            TETON PETROLEUM COMPANY
                           Consolidated Balance Sheets


                                                                                      June 30,             December 31,
                                                                                        2000                  1999
                                                                                --------------------   --------------------
                                                           Assets
Current Assets
   Cash                                                                           $          183,165     $           75,538
   Accounts receivable                                                                       308,105                130,884
   Accounts receivable - related party                                                        30,736                 20,000
   Inventory                                                                                  54,000                 33,000
   Prepaid expenses and other assets                                                          43,000                  1,000
                                                                                  ------------------     ------------------
         Total current assets                                                                619,006                260,422
                                                                                  ------------------     ------------------

Oil and gas properties, net (successful efforts)                                           2,161,145              1,482,934
Fixed assets, net                                                                             48,552                 45,217
                                                                                  ------------------     ------------------

                                                                                  $        2,828,703     $        1,788,573
                                                                                  ==================     ==================


                                       Liabilities and Stockholders' Equity (Deficit)
Current liabilities
   Accounts payable and accrued liabilities                                       $          943,349     $          423,409
   Current portion of stockholder notes payable                                              208,333                 83,333
                                                                                  ------------------     ------------------
         Total current liabilities                                                         1,151,682                506,742

Line of Credit                                                                               500,000                     -
Stockholder notes payable, less current portion                                              768,667                493,667
Convertible debentures                                                                        25,000              2,000,000
                                                                                  ------------------     ------------------
         Total liabilities                                                                 2,445,349              3,000,409
                                                                                  ------------------     ------------------

Minority interest                                                                                 -                      -

Commitments and contingencies                                                                     -                      -

Stockholders' equity (deficit)
Common stock, .001 par value, 20,000,000 shares authorized 16,579,752 (2000)
   and 13,220,080 (1999) shares issued and outstanding
                                                                                              16,579                 13,220
Additional paid-in-capital                                                                 5,715,290              3,356,406
Accumulated deficit                                                                       (7,143,909)            (6,325,334)
Foreign currency translation adjustment                                                    1,795,394              1,743,872
                                                                                  ------------------     ------------------
         Total stockholders' equity (deficit)                                                383,354             (1,211,836)
                                                                                  ------------------     ------------------

                                                                                  $        2,828,703     $        1,788,573
                                                                                  ==================     ==================

                       See notes to consolidated financial
                                   statements.

                      Consolidated Statements of Operations
                               For the Six Months


                                                                  Ended                      For the Years Ended
                                                                June 30,                         December 31,
                                                                                 -----------------------------------------
                                                                  2000                   1999                   1998
                                                          --------------------   --------------------   ------------------

Oil and gas sales                                           $        632,000      $      1,518,000       $       1,435,000

Costs and expenses
   Oil and gas production                                            586,728               996,000               1,100,493
   General and administrative expense                                894,623             1,290,057               3,724,053
   Depreciation, depletion, and amortization                          27,726                25,817                  18,507
   Impairment of oil and gas properties                                   -                     -                1,743,643
                                                            ----------------      ----------------       -----------------
         Loss from operations                                       (877,077)             (793,874)             (5,151,696)

Other (expense) income
   Other income (expense)                                            300,000               (11,000)                 47,000
   Interest expense                                                 (241,498)             (220,161)                (83,689)
                                                            ----------------      ----------------       -----------------
                                                                      58,502              (231,161)                (36,689)
                                                            ----------------      ----------------       -----------------

Net loss before minority interest                                   (818,575)           (1,025,035)             (5,188,385)
Minority interest in loss of Goloil                                       -                     -                   14,192
                                                            ----------------      ----------------       -----------------

Net loss                                                    $       (818,575)     $     (1,025,035)      $      (5,174,193)
                                                            ================      ================       =================

Basic loss per common share                                 $          (.06)      $          (.08)       $           (.56)
                                                            ===============       ===============        ================

Weighted average common shares outstanding
                                                                   14,485,446            13,156,610              9,328,308
                                                            =================     =================      =================

                       See notes to consolidated financial
                                   statements.

                  Consolidated Statements of Comprehensive Loss



                                                              For the Six Months
                                                            Ended                                 For the Years Ended
                                                                   June 30,                          December 31,
                                                                                    ---------------------------------------------
                                                                    2000                    1999                     1998
                                                            --------------------    --------------------     --------------------
Net loss                                                      $         (818,575)     $       (1,025,035)      $       (5,174,193)

Other comprehensive income, net of tax
   Foreign currency translation adjustment                                51,522                 700,361                1,043,511
                                                              ------------------      ------------------       ------------------
         Total other comprehensive income                                 51,522                 700,361                1,043,511
                                                              ------------------      ------------------       ------------------

Comprehensive loss                                            $         (767,053)     $         (324,674)      $       (4,130,682)
                                                              ==================      ==================       ==================

                       See notes to consolidated financial
                                  statements.


            Consolidated Statements of Stockholders' (Deficit) Equity
                     For the Six Months Ended June 30, 2000
                 and the Years Ended December 31, 1999 and 1998



                                                                            Common Stock
                                                                  --------------------------
                                                                                                                   Additional
                                                                 Shares                   Amount                Paid-in-Capital
                                                          ---------------------     ---------------------      --------------------
Balance at January 1, 1998                                     4,650,000         $         4,650                      767,350

Common stock issued for cash                                   1,183,000                     1,183                    590,317

Common stock issued for services                                  17,110                        17                      8,538

Common stock issued in connection with
 the acquisition of Teton Oil, Inc.                            1,950,036                     1,950                    973,068

Common stock issued in the connection with
 the merger of EQ Resources, Ltd.                              5,189,933                     5,190                    639,740

Repricing of stock options in connection
 with merger (Note 7)
                                                                       -                         -                      46,235

Net loss                                                               -                         -                          -

Foreign currency translation adjustment                                -                         -                          -
                                                            -----------------         -----------------          -----------------

Balance at December 31, 1998                                  12,990,079                    12,990                  3,025,248

Conversion of debentures (Note 8)                                118,891                       119                    214,881

Issuance of shares for cash                                      111,110                       111                     49,889

Stock options issued for services and interest                         -                         -                      66,388

Net loss                                                               -                                                    -

Foreign currency translation adjustment                                -                         -                          -
                                                            -----------------         -----------------          -----------------

Balance at December 31, 1999                                  13,220,080                    13,220                  3,356,406

Conversion of debentures                                       1,677,339                     1,677                  1,874,566

Common stock issued for cash                                   1,333,333                     1,333                    398,667

Common stock issued for services                                 349,000                       349                     85,651

Net loss                                                               -                         -                          -

Foreign currency translation adjustment                                -                         -                          -
                                                            -----------------         -----------------          -----------------

Balance at June 30, 2000                                      16,579,752         $          16,579          $       5,715,290
                                                            =================         =================          =================


        Foreign
        Currency                                             Total
       Translation               Accumulated               Stockholders'
       Adjustments                   Deficit             (Deficit) Equity
 ---------------------      ---------------------     ------------------
 $              -           $        (126,106)        $         645,894
                -                          -                    591,500
                -                          -                      8,555
                -                          -                    975,018
                -                          -                    644,930
                -                          -                     46,235
                -                  (5,174,193)               (5,174,193)
         1,043,511                         -                  1,043,511
    -----------------          -----------------         -----------------
         1,043,511                 (5,300,299)               (1,218,550)
                -                          -                    215,000
                -                          -                     50,000
                -                          -                     66,388
                -                  (1,025,035)               (1,025,035)
          700,361                         -                    700,361
 -----------------          -----------------         -----------------
        1,743,872                 (6,325,334)               (1,211,836)
                -                          -                  1,876,243
                -                          -                    400,000
                -                          -                     86,000
                -                    (818,575)                 (818,575)
           51,522                          -                     51,522
  -----------------          -----------------         -----------------
 $       1,795,394          $      (7,143,909)        $         383,354
  =================          =================         =================

                      See notes to consolidated financial
                                  statements.


                             TETON PETROLEUM COMPANY

                      Consolidated Statements of Cash Flows


                                                                  For the Six
                                                                  Months Ended                    For the Years Ended
                                                                    June 30,                              December 31,
                                                                                     ---------------------------------
                                                                       2000                   1999                     1998
                                                             --------------------    --------------------    --------------
Cash used in operating activities
   Net loss                                                    $         (818,575)     $       (1,025,035)     $       (5,174,193)
                                                               ------------------    ---------------------   ---------------------
   Adjustments to reconcile net loss to net cash used in
     operating activities
   Impairment of oil and gas properties                                        -                       -                1,743,643
   Depletion, depreciation and amortization                                12,908                  25,816                  18,507
   Minority interest                                                           -                       -                  (18,310)
   Stock and stock options issued for services and interest
                                                                          244,333                  66,388                   8,555
   Changes in operating assets and liabilities
       Accounts receivable and related party receivables
                                                                         (187,957)                (51,138)                183,712
       Prepaid expenses and other                                         (42,000)                    718                  73,465
       Inventory                                                          (21,000)                125,208                 310,328
       Accounts payable and accrued liabilities                           637,850                 (44,658)               (525,991)
                                                               ------------------      ------------------      ------------------
         Net cash used in operating activities                           (174,441)               (902,701)             (3,380,284)
                                                               ------------------      ------------------      ------------------

Cash used in investing activities
   Oil and gas properties and equipment expenditures, net
                                                                         (694,454)               (256,880)               (587,016)
   Business acquisitions                                                       -                  (47,950)                (75,770)
   Sale of assets                                                              -                       -                   50,000
                                                               ------------------      ------------------      ------------------
         Net cash used in investing activities                           (694,454)               (304,830)               (612,786)
                                                               ------------------      ------------------      ------------------

Cash provided by financing activities
   Issuance of convertible debentures                                      25,000                      -                2,190,000
   Issuance of common stock                                               400,000                  50,000                 591,500
   Advances on line-of-credit                                             500,000                      -                       -
   Proceeds from notes payable                                            400,000                 402,000                 200,000
   Retirement of debentures                                              (400,000)                     -                       -
                                                               ------------------      ------------------      -----------------
         Net cash provided by financing activities                        925,000                 452,000               2,981,500
                                                               ------------------      ------------------      ------------------

Effect of foreign currency exchange rates on cash                          51,522                 700,361               1,043,511
                                                               ------------------      ------------------      ------------------

Net increase (decrease) in cash during the period                         107,627                 (55,170)                 31,941

Cash - beginning of period                                                 75,538                 130,708                  98,767
                                                               ------------------      ------------------      ------------------

Cash - end of period                                           $          183,165      $           75,538      $          130,708
                                                               ==================      ==================      ==================

(Continued on following page)

                       See notes to consolidated financial
                                   statements.

(Continued from previous page)

Supplemental disclosure of cash flow information:
     Cash paid for interest was $0, $154,000, and $0 for June 30, 2000 and December 31, 1999 and 1998, respectively.

Non-cash investing and financing activities:
     During the six months ended June 30, 2000, $1,600,000 of debentures and $117,910 of accrued interest were converted into 1,360,675 shares of common stock.

     During the six months ended June 30, 2000 the Company issued 316,666 shares of common stock valued at $158,333 as an inducement to convert certain debt which has been recorded as additional interest expense.

     During the six months ended June 30, 2000, 135,000 shares of common stock were issued for consulting services related to raising capital.

     During 1999, $215,000 of debentures was converted into 111,110 shares of common stock.

     During 1998,  the Company  issued stock and assumed stock options valued at
     $1,619,948  and  $46,235,   respectively,   in  connection   with  business
     acquisitions.

                   Notes to Consolidated Financial Statements

                             TETON PETROLEUM COMPANY


Note 1 - Basis of Presentation and Summary of Significant Accounting Policies

Basis of presentation

The consolidated financial statements include the accounts of the Company and all of its incorporated subsidiaries from the date of their acquisition. The incorporated subsidiaries include a 100% interest in Goltech Petroleum, LLC ("Goltech") which holds held a 70.59% interest in joint Russian-American company, Siberian-Texas Closed Joint-Stock Company - Goloil("Goloil") and a 100% interest in Teton Oil Inc. which holds held a 100% interest in a joint Russian-American company, DCD Dagestan Inc. ("DCD Dagestan"). All intercompany transactions and balances have been eliminated. Subsequent to June 30, 2000 the Company sold a 50% interest in its wholly owned subsidiary Goltech.

Should the Company's licenses be revoked as a result of changes in legislation, title disputes or failure to comply with license agreements (Notes 5 and 12) there would be a material write-down of the oil and gas properties. The accompanying consolidated financial statements do not reflect any adjustments that may be required under these uncertainties.

The United States dollar is the principal currency of the Company's business and, accordingly, these consolidated financial statements are expressed in United States dollars.

Nature of the Business

The Company is an oil and gas exploration and production company whose current focus is on the Russian Federation. Since the Company's operations are solely focused in the Russian Federation it is subject to certain risks not typically associated with companies in North America, including, but not limited to, fluctuations in currency exchange rates, the imposition of exchange control regulations, the possibility of expropriation decree, undeveloped business practices and laws, less liquid capital markets.

The exploration and development of oil and gas reserves involves significant financial risks. The ability of the Company to meet its obligations and commitments under the terms and conditions of its licensing agreements and carry out its planned exploration activities is dependent upon continued financial support from its shareholders, the ability to develop economically recoverable reserves, its ability to obtain necessary financing to complete development of the reserves.

Use of Estimates

The consolidated financial statements include certain estimates based on management's best judgment. These estimates affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the period. Actual results may differ from those estimates.


                       See notes to consolidated financial
                                   statements.

Note 1 - Basis of Presentation and Summary of Significant Accounting Policies (continued)


Merger with EQ Resources Ltd.

In June 1998, the shareholders of American-Tyumen Exploration Company ("American-Tyumen") and EQ Resources Limited ("EQ") agreed to the merger of American-Tyumen into EQ (the "Merger") and to be continued as Teton Petroleum Company. The shareholders of EQ received one share of Teton for every 10 shares held and the shareholders of American-Tyumen received 1.5 shares of Teton in exchange for every one share held. The Merger closed on November 23, 1998 and has been accounted for as a purchase of EQ by American-Tyumen. The purchase price has been allocated as follows:

Mineral properties                                     $         706,025
Accounts payable                                                 (19,700)
                                                       -----------------
Purchase price                                         $         686,325
                                                       =================

Immediately following the Merger, the Company disposed of the mineral properties acquired from EQ as a result of the Merger. As consideration, the Company received $50,000 cash and 20% of the outstanding common shares of EQ Resources
(BVI) Ltd. ["EQ BVI"], a private company incorporated in the British Virgin Islands. Management has assigned no value to its investment in EQ BVI, based on its share of equity in EQ BVI, which is negative.

Oil and Gas Properties

The Company uses the successful efforts method of accounting for oil and gas producing activities. Costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that find proved reserves, and to drill and equip development wells are capitalized. Costs to drill exploratory wells that do not find proved reserves, geological and geophysical costs, and costs of carrying and retaining unproved properties are expensed.

Unproved oil and gas properties that are individually significant are periodically assessed for impairment of value, and a loss is recognized at the time of impairment by providing an impairment allowance. Other unproved properties are amortized based on the Company's experience of successful drilling and average holding period. Capitalized costs of producing oil and gas properties, after considering estimated dismantlement and abandonment costs and estimated salvage values, are depreciated and depleted by the unit-of-production method. Support equipment and other property and equipment are depreciated over their estimated useful lives. Currently the Company holds no unproved properties.

On the sale or retirement of a complete unit of a proved property, the cost and related accumulated depreciation, depletion, and amortization are eliminated from the property accounts, and the resultant gain or loss is recognized. On the retirement or sale of a partial unit of proved property, the cost is charged to accumulated depreciation, depletion, and amortization with a resulting gain or loss recognized in income.

                       See notes to consolidated financial
                                   statements.

Note 1 - Basis of Presentation and Summary of Significant Accounting Policies (continued)


Oil and Gas Properties (continued)

On the sale of an entire interest in an unproved property for cash or cash equivalent, gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property had been assessed individually. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained.

All of the Company's oil and gas assets are held in one cost center located in Siberia, Russia. The Russian Federation (RF) has performed substantial exploration efforts on properties on which the Company has received successful tenders for future exploration and development. As a result, those areas accepted under tender by the RF are known to contain proved reserves and the Company's efforts are focused on further development of such reserves.

Capitalized oil and gas property costs are depleted and depreciated using the units of production method based on estimated proved gross oil reserves as determined by the Company. Significant development projects are excluded from the depletion calculation prior to assessment of the existence of proven reserves that are ready for commercial production.

The net carrying value of the Company's oil and gas properties is limited to an estimated net recoverable amount. Net recoverable value is determined by applying factors based on historical experience and other data such as primary lease terms of properties and average holding periods. If it is determined that the net recoverable value is less than the net carrying value of the oil and gas properties, any impairment is charged to operations.

Inventory

Inventory balances include extracted oil held by third parties and various supplies and spare parts. These are valued at their cost of acquisition or extraction and are recorded using the weighted average method.

Property and Equipment

Property and equipment are recorded at cost and are depreciated over their estimated useful lives of 5 to 27 years.

Grants

Grants that are received for use on oil and gas properties are recorded as an offset to expenditures incurred under the grants. In June 30, 2000 and December 31, 1999, the Company received $0 and $375,604 under grants (Note 5).

                       See notes to consolidated financial
                                   statements.

Note 1 - Basis of Presentation and Summary of Significant Accounting Policies (continued)


Minority Interest

As the share of minority interest losses exceeds its investment the Company has recorded 100% of current losses.

Foreign Currency Translation

All assets and liabilities of the Company's subsidiary are translated into U.S. dollars using the prevailing exchange rates as of the balance sheet date. Income and expenses are translated using the weighted average exchange rates for the period. Stockholders' investments are translated at the historical exchange rates prevailing at the time of such investments. Any gains or losses from foreign currency translation are included as a separate component of stockholders' equity. The prevailing exchange rates at June 30, 2000 and December 31, 1999 were approximately 1 U.S. dollar to 28.08 and 27.40, Russian rubles, respectively.

Basic Loss Per Share

The Company applies the provisions of Statement of Financial Accounting Standard No. 128, "Earnings Per Share" (FAS 128). All dilutive potential common shares have an antidilutive effect on diluted per share amounts and therefore have been excluded in determining net loss per share. The Company's basic and diluted loss per share are equivalent and accordingly only basic loss per share has been presented.

Financial Instruments and Financial Risks

The fair value of cash, accounts receivable, sundry receivables, accounts payable and accrued liabilities, and notes payable and convertible debentures approximates their carrying values due to their short maturities, or in the case of long-term liabilities because interest rates on these instruments approximate these available to the Company for debt with similar characteristics. The Company has no derivative financial instruments.

The Company is exposed to foreign currency risks to the extent that transactions and balances are denominated in currencies other than the United States dollar. This risk could be significant for those transactions and balances denominated in rubles, as the ruble has experienced significant devaluation in the past.

                       See notes to consolidated financial
                                   statements.

Note 1 - Basis of Presentation and Summary of Significant Accounting Policies (continued)


Recently Issued Accounting Pronouncements

In March 2000, the FASB issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44"), which was effective July 1, 2000, except that certain conclusions in this Interpretation, which cover specific events that occur after either December 15, 1998 or January 12, 2000 are recognized on a prospective basis from July 1, 2000. This Interpretation clarifies the application of APB Opinion 25 for certain issues related to stock issued to employees. The Company has repriced 600,000 warrants issued to officers and directors subsequent to June 30, 2000, which may be required to be treated under variable stock option plan accounting. As a result, the Company may be required to record significant charges for stock based compensation based on the then market price at each reporting date less the respective exercise prices in the future.

The FASB has also issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 137 (in June 1999) and 138 (in June 2000), which requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair market value. Gains or losses resulting from changes in the values of those derivatives are accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Management believes that the adoption of SFAS No. 133, as amended, will have no material effect on the Company's financial statements as the Company does not currently participate in hedging activities.


Note 2 - Business Acquisitions

Goltech Petroleum LLC

On September 23, 1997, the Company, pursuant to a purchase and sale agreement, acquired all of the common shares of Goltech for an aggregate purchase price of $250,000, the final payment having been made on December 16, 1997. At the date of this purchase, Goltech had a 42% interest in Goloil.

On September 24, 1997, Goltech, pursuant to a purchase and sale agreement, purchased an additional 8% interest in Goloil for an aggregate purchase price of $25,000, increasing Goltech's ownership interest to 50%.

In July 1998, Goltech, pursuant to a purchase and sale agreement, purchased an additional 11% interest in Goloil for an aggregate purchase price of $34,375, increasing Goltech's ownership interest to 61%.

                       See notes to consolidated financial
                                   statements.

In April 1999, Goltech pursuant to a purchase and sale agreement purchased an additional 9.59% interest in Goloil for an aggregate purchase price of $47,950, increasing their ownership to 70.59%. The purchase price has been allocated to oil and gas properties.

Teton Oil, Inc.

In July 1998, the Company purchased all of the common shares of Teton Oil, Inc. The Company issued 1,950,036 (2,925,054 shares after effect of the merger) shares as consideration for this purchase. The most recent price at which investors had subscribed for shares of the Company was $0.50, ascribing a value of $975,018 to Teton Oil Inc. At the date of the acquisition, Teton Oil Inc.'s sole asset was its 100% interest in DCD Dagestan Inc.

As the Company had decided to focus its efforts towards the successful development of the oil and gas properties held by Goloil and has not developed a detailed plan for the near-term development of those properties under licenses held by DCD Dagestan, The Company's management has written down the value of the DCD Dagestan oil and gas properties to zero.


Note 3 - Property and Equipment

Property and equipment consist of the following:
                                           June 30,                December 31,
                                            2000                      1999
                                        -----------                 -----------

Buildings                               $    6,399                 $    3,324
Vehicles                                    20,651                     18,583
Computers and equipment                      8,704                      6,764
Well and production equipment               21,330                     20,571
                                        -----------                 -----------
                                            57,084                     49,242
Accumulated depreciation                    (8,532)                    (4,025)
                                        -----------                 -----------

                                        $   48,552                 $   45,217
                                        ===========                ============

                       See notes to consolidated financial
                                   statements.

Note 4 - Oil and Gas Properties

Feasibility Study

The Company entered into an agreement with Varyeganneft JSC on May 23, 1997 to facilitate the joint ownership of licenses for the right to use the subsoil for producing oil and gas in the Novo-Aganskoye, Kalinovaya and East Kalinovaya license areas ("the Licenses"). VN currently possesses the licenses for exploration and development.

The first stage of this project is to complete a feasibility study of these areas. The Company's further involvement is contingent upon favorable results from the feasibility study. A $250,000 commitment exists to fund this study from a grant by the United States Trade and Development Agency (the "TDA") which will be received through an entity which one of the Company's shareholders is a director, of which $212,500 had been received as of June 30, 2000, 1999. Management expects the feasibility study to be completed in 2000. In the event that the project is implemented and a substantial economic benefit is reaped, funds previously advanced by the TDA may be required to be reimbursed.

Goloil

The Company holds a license for the Egurlakshkly license area for exploration and production of oil and gas through its investment in Goloil (which is held through its wholly-owned subsidiary, Goltech). This license grants Goloil the exclusive right to explore and develop an area in Siberia covering 186.8 square miles and includes the Eguriakhskoe, South Eguriakhskoe and Golevoye oil fields situated in the Nizhnevartovsk Region. The license expires on May 21, 2022, subject to additional extensions as approved by applicable bodies of the Russian Federation. The license may also be canceled by the Company with a 90-day written notice. The Company has also received a $300,000 grant from the TDA for a feasibility study for field development and pipeline construction. The Company expects completion of the study in 2001 and has received $213,107 to date under the grant. In the event that the project is implemented and a substantial economic benefit is reaped, funds previously advanced by the TDA may be required to be reimbursed.

The license requires Goloil to drill a minimum of five wells over the next four years, conduct an additional seismic survey aggregating 30 square kilometers and evaluate geological data from an area covering 186 square kilometers. Goloil is also required to conduct production tests on six wells between 1997 and 2000. It has already completed production tests on four of these wells and is in the process of completing a fifth well. In addition in performing its duties under the license, Goloil must give preference to Russian environmental and archeological laws. Currently, the Company has completed its required seismic survey and is processing the data, has drilled two wells and expects to drill the remaining wells by the end of 2000, and is in the process of also completing a 40km, 8" pipeline. Management is continuing to pursue completion of those performance criteria and believes that there will be no adverse effects on the Company's license.

                       See notes to consolidated financial
                                   statements.

Goloil (continued)


The license requires Goloil to pay all taxes and the following additional payments to the Russian government: (1) 1% of the cost of exploration and evaluation activities; (2) 3% of the estimated cost of exploration operations which are outside of the area allocated to Goloil under the license agreement;
(3) 6% of payments for test production; and (4) 11% of the cost of production calculated on the basis of the costs of extracted hydrocarbons plus losses of the product during production and the amounts exceeding the plan level approved by Russian authorities. The form of payment must e agreed upon by the parties three months before the commencement of production and two months before the beginning of each year thereafter. All geological information obtained at Goloil's expense will be the property of Goloil, while all geological information obtained at the expense of the Russian government may be used by Goloil. Oil and gas produced from the licensed property, subject to certain royalty payments, will be the property of Goloil.

DCD Dagestan

The Company, through its investment in DCD Dagestan (which is held through its wholly-owned subsidiary, Teton Oil Inc.) (Note 4), holds three license areas in the Republic of Dagestan, a member of the Russian Federation. As of June 30, 2000 the Company had not fulfilled certain requirements of the license agreements. The Company's management is in the process of assessing future development plans for these areas. The Company impaired the value of its investment in DCD Dagestan in 1998 associated with these properties. The details of the licenses currently in effect are as follows:

Achisu

The Achisu license, which expires on December 31, 2001, provides the Company with the right to use the property for geological exploration and the production of oil. Under the terms of the license, the Company must be begin exploration drilling within one year of signing the license agreement and must make payments for the right to research and evaluate the property in the amount of 2% of the budgeted annual cost of exploration (the "Budget"). The Company is also required to pay 5% of the Budget for the right to search the property and 11% of the Budget for the right to explore the natural resources. If any resources are found, 10% of the Budget must also be paid. As of June 30, 2000, the Company has not made any payments or performed any drilling, although five existing wells on the site have been repaired and reactivated.

The Company has signed a joint venture agreement with AOOT Izberbashneft ("AOOTI"). The agreement provides the Company with the right to use the wells that already existed on the property. The Company is responsible for all expenses related to these wells, while AOTI acts as a subcontractor providing drilling and other related services. AOOTI will have the right to receive 10% of the revenues generated from the property.

                       See notes to consolidated financial
                                   statements.

DCD Dagestan (continued)


Gasha

The Gasha license expired on January 31, 1999 and the Company's management is seeking an extension. Under the terms of the license agreements, the Company was required to start exploration work on the property in 1997 and make a payment of 8% of sales revenue for the right to explore for oil and gas and a payment of 10% of sales revenue as a Natural Resources reproduction tax. The Company has reactivated two wells within the license area thereby meeting its commitment requirements.

West Suhokumskaya

The West Suhokumskaya license expires on August 31, 2002. Under the terms of the agreement, the Company is required to begin drilling in 1998 and must make a payment of 1.5% of the budgeted annual cost of exploration (the "Budget") for the right to search and value natural resources, 4% of the Budget for the right to search the property and a payment of 11% of the Budget for the right to explore for natural resources. As of June 30, 2000 the Company has not made any payments nor performed any drilling.


Note 5 - Stockholders' Equity

Subsequent to June 30, 2000 the Company's board of directors approved an increase in authorized common stock to 50,000,000 shares.

Common Shares Issued for Services

During the year ended December 1998, 17,110 common shares were issued at compensation for assistance in arranging financing and other services for the Company. These shares have been recorded at the per share amounts of $8,555 which represents the current issue price of the Company's common shares at the date closest to that transaction.

During the six months ended June 30, 2000, 349,000 common shares were issued as compensation for consulting services provided to the Company valued at $86,000. The common shares have been recorded at the per share amounts of which represents the current issue price of the Company's common shares at the date closest to that transaction.

                       See notes to consolidated financial
                                   statements.

Common Share Purchase Warrants

On May 15, 1998, the Company issued 400,000 common share purchase warrants, of which 57,500 were issued to the President of the Company and the remaining 342,500 were issued to a Director of the Company. The common share purchase warrants, which expire on May 15, 2003, entitled the holder to purchase one common share of the Company at a price of $0.50 per share. After giving effect to adjustments required as a result of the Merger, the President and the Director held 86,250 and 513,750 common share purchase warrants, respectively, which entitle the holder to purchase one common share of the Company for each common share purchase warrant, which have been repriced at $1.60 per share.

On December 1, 1998, under the terms of a $200,000 promissory note (Note 8), the Company issued 62,400 common share purchase warrants to a shareholder of the Company. Each of the common share purchase warrants, which expire on December 1, 2003, entitles the holder to purchase one common share of the Company at a revised price of $1.60 per share. The warrants were recorded at fair value of $24,050 and recorded as additional interest expense in 1999, valued using the Black-Scholes pricing model.

During 1999, the Company issued 1,900,000 stock purchase warrants in connection with capital raising efforts and related services.

The following table presents the activity for stock purchase warrants:

                                                                                                     Expiration
                                                                    Shares      Exercise Price          Date

Balance at January 1, 1998                                             -                    -

                                                                                                  December 1, 2001 -
Issuances                                                         937,613     $    0.50 - 2.00    December 1, 2003

                                                                                                  December 1, 2001 -
Balance at December 31, 1998                                      937,613     $    0.50 - 2.00    December 1, 2003

                                                                                                  May 15, 2003 - December 1,
Canceled                                                         (662,400)                0.50    2003

                                                                                                  June 30, 2002 - December
Issuances                                                       1,962,400                 1.60    1, 2003
                                                        -----------------     ----------------

                                                                                                  December 1, 2001 -
Balance at December 31, 1999 and June 30, 2000                  2,237,613     $    1.60 - 2.00    December 1, 2003
                                                        =================     ================

                       See notes to consolidated financial
                                   statements.

The weighted average contractual maturities at June 30, 2000 were 2.84 years with a weighted average exercise price of $1.65.

Subsequent to June 30, 2000, 1,962,400 outstanding stock purchase warrants were repriced to reflect an exercise price of $.40.

Included in those repriced warrants are 600,000 which were issued to officers and directors subsequent to June 30, 2000, which may be required to be treated under variable stock option plan accounting. As a result, the Company may be required to record significant charges for stock based compensation based on the then market price at each reporting date less the respective exercise prices in the future.

Subsequent to June 30, 2000, the Company issued 1,000,000 warrants to the Company's president for services, which have exercise prices ranging from $0.40
- $1.00 and expire October 31, 2005.

These common share purchase warrants may be subject to regulatory and other approvals.

Stock Option Plan

The Company maintains a stock option plan for the issuance of options to directors, officers, employees and consultants to the Company. The Company has reserved 1,950,000 shares for issuance under the plan.

The following table reflects the activity under the Company's stock option plan.

                                                                                                    Expiration
                                                                 Shares          Exercise Price         Date
Balance at January 1, 1998                                        140,300                 $.27    April 1, 1999

                                                                                                  April 1, 1999 - November
Issuances                                                         862,500          .066 - 4.33    1, 2000

                                                                                                  April 1, 1999 - November
Balance at December 31, 1998                                    1,002,800     $    0.27 - 4.33    1, 2000

                                                                                                  April 1, 1999 - November
Expirations                                                      (642,800)       0.27 - 0.66      1, 1999
                                                        -----------------     --------------

Balance at December 31, 1999                                      360,000          3.00 - 4.33    November 1, 2000

Cancellations                                                    (360,000)         3.00 - 4.33    November 1, 2000

Issuances                                                         240,000                 1.60    November 1, 2000
                                                        -----------------     ----------------

Balance at June 30, 2000                                          240,000     $           1.60    November 1, 2000
                                                        =================     ================

                       See notes to consolidated financial
                                   statements.

The weighted average exercise price at June 30, 2000, was $1.60 and the weighted average contractual maturities are .33 years.

Subsequent to June 30, 2000, all stock options were repriced to reflect an exercise price of $0.40.

The Company follows the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation." Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards consistent with the provisions of SFAS No. 123, the Corporation's net loss and loss per share would have been increased to the pro forma amounts indicated below:

                                                               2000                     1999                  1998
                                                       --------------------   ---------------------   -------------------
Net loss - as reported                                             (818,575)             (1,025,035)          (5,174,193)
Net loss - pro forma                                               (818,575)             (1,025,035)          (5,328,358)
Basic loss per share - as reported                                     (.06)                   (.08)                (.56)
Basic loss per share - pro forma                                       (.06)                   (.08)                (.57)


Note 6 - Convertible Debentures

The  Company  had  a  series  of   convertible   debentures   outstanding   (the
"Debentures") as follows:

                                                 Maturity               June 30,            December 31,
                Date of Issue                       Date                 2000                   1999
           -------------------------        --------------------  --------------------  ---------------------

           May 5, 1998                      May 15, 2001            $               -     $          500,000
           June 19, 1998                    June 19, 2001                           -              1,500,000
           May 5, 2000                      March 1, 2005                       25,000                    -
                                                                    ------------------    -----------------

                                                                    $           25,000    $        2,000,000
                                                                    ==================    ==================

During the six months ended June 30, 2000, $25,000 of debentures were issued, and, $2,000,000 of debentures were retired by paying cash of $400,000 and issuing 1,360,675 of common stock.

                       See notes to consolidated financial
                                   statements.

The $25,000 debenture outstanding at June 30, 2000 provides for interest at 20% per annum and is convertible into common stock in $1,000 principal increments at $1.60 per common share. The Company may redeem the debenture at any time without penalty. Subsequent to June 30, 2000 the debenture was converted into 83,333 shares of common stock under a revised conversion rate of $.30, the current market price at the date of conversion. The additional shares issued under the revised conversion rate were valued at $20,312, and will be recorded in the subsequent quarter ended September 30, 2000 as additional interest expense.


Note 7 - Notes Payable and Line of Credit

Notes Payable

Notes payable consist of the following:

                                                                                     June 30,              December 31,
                                                                                      2000                     1999
                                                                                 ---------------------   -------------------
Note payable to a shareholder, interest at 9%, principal and interest payable in monthly  installments  beginning  September  1, 2000 from net  revenue of oil production, secured by shares of Goltech Petroleum, LLC.
                                                                               $           200,000     $           200,000

Notes payable to shareholders,  interest at 10%,  principal and interest payable in monthly  installments  beginning September 1, 2000 from net revenue of oil production, secured by shares of Goltech Petroleum, LLC.
                                                                                           300,000                 300,000

Notes payable to shareholders, interest at 10% principal and interest payable in monthly  installments  beginning  September  1, 2000 from net  revenue of oil production, secured by shares of Goltech Petroleum, LLC.
                                                                                            77,000                  77,000

Note  payable  to  a  shareholder,   interest  at  18%,  payable  in  annual
   installments  beginning on April 14, 2001,  maturing  April 14, 2003. The
   notes are unsecured.                                                                    300,000                       -

Note  payable  to  a   shareholder,   interest  at  18%  payable  in  annual
   installments  beginning on June 28,  2001,  maturing  June 28, 2003.  The
   notes are unsecured.                                                                    100,000                      -
                                                                               -------------------     ------------------
                                                                                           977,000                 577,000
         Less current portion                                                             (208,333)                (83,333)
                                                                               -------------------     -------------------

                                                                               $           768,667     $           493,667
                                                                               ===================     ===================

                       See notes to consolidated financial
                                   statements.

Notes Payable (continued)


Subsequent to June 30, 2000, $477,000 of the notes payable plus, approximately $74,000 of accrued interest on all of the notes above, were converted into 1,837,518 shares of common stock.

Also subsequent to June 30, 2000, 500,000 shares were issued as an inducement to restructure the remaining $500,000 of notes payable. The common stock was valued at $150,000 ($.30 per share) and will be recorded as a discount and amortized in the future over the new term of the restructured debt.

Remaining maturities under notes payable are as follows:

                      Year Ended June 30,                     Amount

                               2001                        $           208,333
                               2002                                    250,000
                               2003                                     41,667
                                                                     -----------

                                                           $           500,000
                                                                     ===========

Line of Credit

In April 2000, the Company entered into a merger agreement with Eurogas, Inc. which provided a $300,000 cash non-refundable payment and a credit facility of $1,000,000 at 15% interest upon signing of the letter of intent. The Company borrowed 500,000 under this credit facility as of June 30, 2000. Subsequent to June 30, 2000 the Company issued 1,000,000 shares of stock, which repaid the outstanding advances on behalf of the Company as part of an overall standstill agreement with respect to the merger and all related agreements. The Company has recognized the $300,000 non-refundable deposit as other income for the six months ended June 30, 2000.


Note 8 - Related Party Transactions

During the six months ended June 30, 2000 and the years ended December 31, 1999 and 1998, $130,000, $128,560 and $95,000 was paid for consulting services provided by a company owned by the President of the Company.

Included in Accounts Payable is $9,000 and $49,841 for expenses incurred by the President that are to be reimbursed by the Company, at June 30, 2000 and December 31, 1999, respectively.

Included in accounts receivable-related party is $30,736 and $20,000, due from a company, which the President of the Company is a director, at June 30, 2000 and December 31, 1999, respectively.

                       See notes to consolidated financial
                                   statements.

Note 9 - Income and Other Taxes

The Company has incurred losses since inception and, as a result of uncertainty surrounding the use of those net operating loss carryforwards, no provision for income taxes has been recorded.

The Company has net operating loss carryforwards for U.S. tax purposes of approximately $4,700,000 which expire between 2012 and 2020, if unused, and have been fully reserved by a valuation allowance.

Taxes payable are tax liabilities of its Russian subsidiary, Goloil(held through its wholly-owned subsidiary Goltech). Tax payments made by Goloil to the Russian government include profits tax, value-added tax ("VAT"), payroll taxes and property taxes.


Note 10 - Commitments and Contingencies

Contingencies

There is currently a high level of political and economic instability and uncertainty in the Russian Federation. As a result of the financial crisis in August 1998, all financial markets were subject to significant downward adjustments. The national currency was severely devalued during the crisis and continued to deteriorate through the end of the year. The Russian banking system suffered significant liquidity problems and several large Russian banking institutions stopped operations and/or experienced significant losses. The Russian Government defaulted on, and announced a restructuring of, its internal debt due to a lack of funds and is likely to seek forgiveness and/or restructuring of its external debt.

The taxation system in Russia is evolving as the central government transforms itself from a command to a market-oriented economy. There were many new Russian Federation and Republic taxes and royalty laws and related regulations introduced over the last few years. Many of these were not clearly written and their application is subject to the interpretation of the local tax inspectors, Central Bank officials and the Ministry of Finance. Instances of inconsistent interpretation between local, regional and federal tax authorities and between the Central Bank and Ministry of Finance are not unusual. The current regime of penalties and interest related to reported and discovered violations of Russian laws, decrees and related regulations are severe. Penalties include confiscation of the amounts at issue (for tax law violations), as well as fines of up to 40% of the unpaid taxes. Interest is assessable at rates of up to 0.1% per day. As a result, penalties and interest can result in amounts that are multiples of any unreported taxes.

The Company's policy is to accrue contingencies in the accounting period in which a loss is deemed probable and the amount is reasonably determinable. In this regard, because of the uncertainties associated with the Russian tax and legal systems, the ultimate taxes as well as penalties and interest, if any, assessed may be in excess of the amounts paid to date and accrued as of June 30, 2000.

                       See notes to consolidated financial
                                   statements.

Contingencies (continued)


Management believes based upon its best estimates, that the Company has paid or accrued all taxes that are applicable for the current and prior years, and compiled with all essential provisions of laws and regulations of the Russian Federation. In management's opinion, the ultimate determination of the company's overall tax liability to the extent not previously provided for, will not have a material effect on the financial position of the Company.

The Company may be subject to loss contingencies pursuant to Russian national and regional environmental claims that may arise for the past operations of the related fields which it operates. As Russian laws and regulations evolve concerning environmental assessments and cleanups, the Company may incur future costs, the amount of which is currently indeterminable due to such factors as the current state of the Russian regulatory process, the ultimate determination of responsible parties associated with these costs and the Russian government's assessment of respective parties' ability to pay for those costs related to environmental reclamation.

The Company's operations and financial position will continue to be affected by Russian political developments including the application of existing and future legislation, regulations and claims pertaining to production, imports, exports, oil and gas regulations and tax regulations. The likelihood of such occurrences and their effect on the Company could have a significant impact on the Company's current activity and its overall ability to continue operations. The Company does not believe that these contingencies, as related to its operations, are any more significant than those of similar enterprises in Russia.

Commitments

In 1997, the Company entered into an agreement with Geoservice LTD for geological consulting services in the amount of $60,000 per year for a five-year period ending in 2002.

Consulting Agreement

In April 2000, the Company entered into a consulting agreement for services in connection with exploration and development activities in the Russian Federation. The agreement provides for payments totaling $1,029,050 in 2000 and may be terminated by mutual agreement of the parties.

                       See notes to consolidated financial
                                   statements.

Note 11 - Subsequent Events

Issuance of Convertible Debenture

Subsequent to June 30, 2000 the Company received $500,000 from the issuance of a convertible debenture to a shareholder of the Company. The debenture has a term of one year and provides for interest at 20% per annum payable at maturity. At maturity of the debenture, if the Company elects not to redeem it for cash, the holder may convert the debenture and accrued interest of $100,000 into 2,000,000 shares of common stock.

Sale of Interest in Goltech

Effective in August 2000, the Company entered into a transaction agreement selling a 50% equity interest in Goltech in exchange for $1,000,000 cash, which is to be retained and loaned to Goloil for oilfield development. The acquiror obtained the right to name 50% of the board of managers became the general manager of Goltech. As part of this agreement there is also a commitment by the acquirer to provide up to an additional $5,600,000 of debt financing to further develop the license area and pipeline, subject to certain conditions. The additional investment made for financing further development and pipeline completion will be repaid from one-half of the production from first eight producing wells.


Note 12 - Supplemental Oil and Gas Disclosures

Costs Incurred in Oil and Gas Producing Activities

The following is a summary of costs incurred in oil and gas producing activities for the six months ended June 30, 2000 and the year ended December 31, 1999:

                                   For the Six Months        For the Year Ended
                                      Ended June 30,             December 31,
                                          2000                       1999
                                   ------------------         ------------------

Property acquisition costs          $              -          $          47,950
Development costs                            679,306                    209,898
                                   -----------------          ------------------

       Total                       $         679,306          $         257,848
                                   =================          ==================


                       See notes to consolidated financial
                                   statements.

Costs Incurred in Oil and Gas Producing Activities (continued)

The following reflects the Company's capitalized costs associated with oil and gas producing activities:
                                           June 30,                December 31,
                                             2000                      1999
                                      ------------------         ---------------

Property acquisition costs           $        619,290          $        620,385
Development costs                           1,541,855                   862,549
                                      -----------------          ---------------

       Total                        $       2,161,145          $      1,482,934
                                     =================           ===============

Results of Operations from Oil and Gas Producing Activities

Results of operations from oil and gas producing activities (excluding general and administrative expense, and interest expense) for the six months ended June 30, 2000 and the year ended December 31, 1999 are presented below.


                                                                  For the Six Months
                                                                        Ended                     For the Years Ended
                                                                       June 30,                      December 31,
                                                                                       --------------------------
                                                                       2000                  1999                  1998
                                                                 ------------------    ------------------    ----------
Oil and gas sales                                                   $       632,000       $     1,518,000       $     1,435,000
Production costs                                                           (586,728)             (996,000)           (1,100,493)
Depletion, depreciation and amortization                                    (27,726)              (25,817)              (18,507)
                                                                    ---------------       ---------------       ---------------

Results of operations from oil and gas producing activities         $        17,546       $       496,183       $       316,000
                                                                    ===============       ===============       ===============

Oil and Gas Reserve Quantities (Unaudited)


Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved development oil and gas reserves are those reserves expected to be recovered through existing wells with existing equipment and operating methods. The reserve data is based on studies prepared by an independent engineer. All proved reserves of oil and gas at June 30, 2000 are located in Russia.

The computations presented below include the 29.5% minority interest share of such reserves in Goloil.

                       See notes to consolidated financial
                                   statements.

Oil and Gas Reserve Quantities (Unaudited) (continued)

The following tables present estimates of the Company's net proved oil and gas reserves:

                                                                        June 30,             December 31,
                                                                         2000                   1999
                                                                  ------------------     -------------------
Proved reserves (bbls), end of period                                     43,600,000             45,763,800
                                                                     ===============        ===============

Proved developed reserve (bbls), end of period                             1,800,000              1,687,600
                                                                     ===============        ===============

The following presents the Company's proved oil and gas reserves as of June 30, 2000 giving effect to the Company's sale of 50% of its interest in Goltech in August 2000.

                                                                                              Oil (bbls)

Proved reserves, end of period                                                                   21,800,000
                                                                                            ===============

Proved developed reserves, end of period                                                            900,000
                                                                                            ===============

Standardized Measure of Discounted Future Net Cash Flows (Unaudited)


SFAS No. 69 prescribes guidelines for computing a standardized measure of future net cash flows and changes therein relating to estimated proved reserves. The Company has followed these guidelines, which are briefly discussed below.

Future cash inflows and future production and development costs are determined by applying year-end prices and costs to the estimated quantities of oil and gas to be produced. Estimated future income taxes are computed using current statutory income tax rates for those countries where production occurs including consideration for estimated future statutory depletion and tax credits. The resulting future net cash flows are reduced to present value amounts by applying a 10% annual discount factor.

The assumptions used to compute the standardized measure are those prescribed by the Financial Accounting Standards Board and, as such, do not necessarily reflect the Company's expectations for actual revenues to be derived from those reserves nor their present worth. The limitations inherent in the reserve quantity estimation process, as discussed previously, are equally applicable to the standardized measure computations since these estimates are the basis for the valuation process.

The following summary sets forth the Company's future net cash flows relating to proved oil and gas reserves based on the standardized measure prescribed in Statement of Financial Accounting Standards No. 69.

                       See notes to consolidated financial
                                   statements.

Standardized Measure of Discounted Future Net Cash Flows (Unaudited) (continued)


                                                             June 30,                June 30,              December 31,
                                                              2000(1)                  2000                  1999
                                                      ---------------------    ---------------------  ----------------------
Future cash inflows                                    $        441,300,000     $        882,600,000   $        861,300,000
Future production costs                                        (178,650,000)            (357,300,000)          (380,400,000)
Future development costs                                        (13,800,000)             (27,600,000)           (28,800,000)
Future income tax expense                                       (86,512,493)            (167,400,000)          (179,200,000)
                                                       --------------------     --------------------   --------------------
Future net cash flows (undiscounted)                            162,337,507              330,300,000            272,900,000
Annual discount of 10% for estimated timing of cash
   flows                                                        (83,218,767)            (169,700,025)          (148,500,000)
Standardized measure of future net discounted cash
   flows                                               $         79,118,740     $        160,599,975   $        124,460,000
                                                       ====================     ====================   ====================

(1) Giving effect to the Company's sale of 50% of its interest in Goltech in August 2000.

Changes in Standardized Measure (Unaudited)


The following are the principal sources of change in the standardized measure of discounted future net cash flows for the six-month period ended June 30, 2000:

Standardized measure, beginning of period, December 31, 1999                      $      124,400,000
Net changes in prices and production costs                                                42,600,728
Revisions of previous quantity estimates                                                 (20,938,380)
Accretion of discount                                                                      9,011,667
Changes in income taxes, net                                                               5,737,450
Other, net                                                                                  (211,490)
                                                                                     ------------------

Standardized measure, end of period, June 30, 2000                                $      160,599,975
                                                                                     ==================

Standardized measure, end of period, June 30, 2000                                $      160,599,975
Sale of reserves in place in August 2000(1)                                              (81,481,235)
                                                                                     ------------------

Standardized measure, end of period, June 30, 2000(1)                             $       79,118,740
                                                                                    ==================

(1)Giving effect to the Company's sale of 50% of its interest in Goltech in August 2000.

                       See notes to consolidated financial
                                  statements.


                             TETON PETROLEUM COMPANY
                      Unaudited Consolidated Balance Sheet
                               September 30, 2000


                                                            Assets
Current assets
   Cash                                                                                                      $       53,692
   Accounts receivable - oil and gas sales                                                                          182,628
   Inventory                                                                                                         27,000
   Prepaid expenses and other assets                                                                                 21,500
                                                                                                            ---------------
       Total current assets                                                                                         284,820
                                                                                                            ---------------

Oil and gas properties, net (successful efforts)                                                                  1,421,088
Fixed assets, net                                                                                                    24,276
                                                                                                            ---------------

                                                                                                            $     1,730,184

                                             Liabilities and Stockholders' Equity

Current liabilities
   Accounts payable and accrued liabilities                                                                 $     1,120,466
   Accounts payable - related party                                                                                     185
                                                                                                            ---------------
       Total current liabilities                                                                                  1,120,651
                                                                                                            ---------------

Stockholder notes payable, less current portion                                                                     552,700
                                                                                                            ---------------
Total liabilities                                                                                                 1,673,351
                                                                                                            ---------------

Stockholders' equity
   Common  stock,  .001 par  value,  50,000,000  shares  authorized,  27,713,185
    shares issued and outstanding at September 30, 2000                                                              21,713
   Additional paid-in capital                                                                                     7,339,313
   Accumulated deficit                                                                                           (8,200,950)
   Foreign currency translation adjustment                                                                          896,757
                                                                                                            ---------------
       Total stockholders' equity                                                                                    56,833
                                                                                                            ---------------

                                                                                                            $     1,730,184


                       See notes to consolidated financial
                                   statements.



                 Unaudited Consolidated Statements of Operations


                                                                                            For the Nine Months Ended
                                                                                               September 30,
                                                                                   -------------------------------------------
                                                                                        2000                    1999
                                                                                   -----------------      -----------------

Oil and gas sales                                                                    $     1,365,795        $       944,000
                                                                                     ---------------        ---------------

Costs and expenses
   Oil and gas production                                                                    955,417                502,746
   General and administrative expenses                                                     2,134,509                958,670
   Depreciation, depletion and amortization                                                   39,675                 19,363
                                                                                     ---------------        ---------------
       Total expenses                                                                      3,129,601              1,480,779
                                                                                     ---------------        ---------------

Income (loss) from operations                                                             (1,763,806)              (536,779)
                                                                                     ---------------        ----------------

Other income expenses
   Other income (expense)                                                                    300,000                (11,000)
   Interest expense                                                                         (411,810)              (125,806)
                                                                                     ---------------        ---------------
       Total other income (expense)                                                         (111,810)              (136,806)
                                                                                     ---------------        ---------------

Net loss                                                                             $    (1,875,616)       $      (673,585)
                                                                                     ===============        ===============

Basic loss per share                                                                 $         (.11)        $         (.05)
                                                                                     ==============         ==============

Weighted average common shares outstanding                                                16,444,100             13,156,610
                                                                                     ===============        ===============

                       See notes to consolidated financial
                                   statements.

        Unaudited Consolidated Statements of Comprehensive (Loss) Income


                                                                                         For the Nine Months Ended
                                                                                               September 30,
                                                                                   ------------------------------------------
                                                                                        2000                    1999
                                                                                   -----------------      ------------------

Net loss                                                                             $    (1,875,616)       $      (673,585)

Other comprehensive income, net of tax
   Foreign currency translation adjustment                                                    50,583                698,020
                                                                                     ---------------        ---------------
       Total other comprehensive income                                                       50,583                698,020
                                                                                     ---------------        ---------------

Comprehensive (loss) income                                                          $    (1,825,033)       $        24,435
                                                                                     ===============        ===============

                       See notes to consolidated financial
                                  statements.



                            TETON PETROLEUM COMPANY

      Unaudited Consolidated Statements of Stockholders' (Deficit) Equity
                  For the Nine Months Ended September 30, 2000





                                                                                                                 Foreign
                                                                                                                Currency
                                                            Common Stock                 Additional            Translation
                                                      Shares            Amount        Paid-in-Capital          Adjustments
Balance at December 31, 1999                       13,220,080        $     13,220     $     3,356,406      $  1,743,872


Conversion of debentures                            1,444,006               1,444           1,741,466                -


Conversion of notes payable                         2,590,436               2,590             974,410                -


Common stock issued for cash                        2,423,265               2,423             724,557                -


Common stock issued for services                      903,940                 904             140,961                -


Common stock issued for interest                    1,131,458               1,132             401,513                -

Net loss
                                                           -                   -                 -                   -

Foreign currency translation adjustment
                                                           -                   -                 -              (847,115)

Balance at September 30, 2000                      21,713,185        $     21,713      $    7,339,313      $     896,757




                             Total
       Accumulated        Stockholders'
        Deficit         (Deficit) Equity

    $  (6,325,334)      $       (1,211,836)


               -                 1,742,910


               -                   977,000


               -                   726,980


               -                   141,865


               -                   402,645

       (1,875,616)              (1,875,616)

               -                  (847,115)

    $  (8,200,950)       $          56,833


                       See notes to consolidated financial
                                   statements.


                 Unaudited Consolidated Statements of Cash Flows


                                                                                            For the Nine Months Ended
                                                                                                    September 30,
                                                                                   -----------------------------------------
                                                                                          2000                    1999
                                                                                   -----------------      -----------------
Cash used in operating activities
   Net loss                                                                          $    (1,875,616)       $      (673,585)
                                                                                     ---------------        ---------------
   Adjustments to reconcile net loss to net cash used in operating activities
   Depletion, depreciation and amortization                                                   39,675                 19,363
   Stock and stock options issued for services and interest                                  544,510                 66,388
   Changes in operating assets and liabilities
     Accounts receivable and related party receivables                                      (150,244)               (36,138)
     Prepaid expenses and other                                                              (42,000)                   718
     Inventory                                                                               (21,000)               125,208
     Accounts payable and accrued liabilities                                              1,059,202               (171,018)
                                                                                     ---------------        ---------------
       Net cash used in operating activities                                                (445,473)              (669,064)
                                                                                     ---------------        ----------------

Cash used in investing activities
   Business acquisition                                                                           -                 (49,750)
   Oil and gas properties and equipment expenditures, net                                 (1,931,635)              (220,137)
   Cash received on sale of interest in subsidiary                                         1,000,000                     -
                                                                                     ---------------        --------------
       Net cash used in investing activities                                                (931,635)              (269,887)
                                                                                     ---------------        ---------------

Cash provided by financing activities
   Issuance of convertible debentures                                                         25,000                     -
   Issuance of common stock                                                                  726,980                 75,000
   Advances on line-of-credit                                                                500,000                300,000
   Proceeds from notes payable                                                               452,700                     -
   Retirement of debentures                                                                 (400,000)                    -
                                                                                     ---------------        --------------
       Net cash provided by financing activities                                           1,304,680                375,000
                                                                                     ---------------        ---------------

Effect of foreign currency exchange rates on cash                                             50,582                700,361
                                                                                     ---------------        ---------------

Net increase (decrease) in cash during the period                                            (21,846)               136,410

Cash - beginning of period                                                                    75,538                130,708
                                                                                     ---------------        ---------------

Cash - end of period                                                                 $        53,692        $       267,118
                                                                                     ===============        ===============

                       See notes to consolidated financial
                                   statements.

                             TETON PETROLEUM COMPANY


Note 1 - Basis of Presentation

Effective in August 2000, Teton Petroleum Company entered into a transaction selling a 50% equity interest in Goltech Petroleum, LLC ("Goltech") in exchange for $1,000,000 cash and a $5.6 million commitment to fund further development of the oil and gas license area held by Goloil, in addition to completion of the pipeline. The acquiror obtained the right to name 50% of the board of managers and became the general manager of Goltech, obtaining effective operating control.

The December 31, 1999 consolidated financial statements presented for comparison, include the accounts of the Company and its incorporated subsidiaries from the date of acquisition. Such subsidiaries include a 100% interest in Goltech, which holds a 70.59% interest in Goloil, a joint Russian-American company.

The September 30, 2000 financial statements are unaudited and reflect all adjustments (consisting only of normal recurring adjustments), which are, in the opinion of management, necessary for a fair presentation of the financial position and operating results for the interim periods. The unaudited financial statements as of September 30, 2000, as is customary in the oil and gas industry, reflect a pro rata consolidation of the Company's 50% interest in Goltech Petroleum, LLC. The unaudited financial statements contained herein should be read in conjunction with the financial statements and notes thereto contained in the Company's financial statements for the six months and fiscal year ended June 30, 2000 and December 31, 1999, respectively. The results of operations for the nine months ended September 30, 2000 are not necessarily indicative of the results for the entire fiscal year ending December 31, 2000.

Earnings per share

All potential dilutive securities have an antidilutive effect on earnings (loss) per share and accordingly, basic and dilutive weighted average shares are the same.

Supplemental Disclosure of Cash Flow Information

Non-cash investing and financing activities:

       During the nine months ended September 30, 2000, $1,600,000 of debentures and $117,910 of accrued interest were converted into 1,360,675 shares of common stock.

       During the nine months ended September 30, 2000, the Company issued 316,666 shares of common stock valued at $158,333 as an inducement to convert certain debt, which has been recorded as additional interest expense.

       During the nine months ended September 30, 2000, $977,000 in notes payable was converted into 2,590,436 shares of common stock.

       During the nine months ended September 30, 2000, 503,723 shares of common stock were issued for consulting services related to raising capital.

       During 1999, $215,000 of debentures was converted into 111,110 shares of common stock.

                       See notes to consolidated financial
                                   statements.

Note 2 - Sale of Interest in Subsidiary

On August 14, 2000 the Company sold a 50% interest in its wholly owned subsidiary Goltech Petroleum, LLC (Goltech) for $1,000,000 cash. In connection with the sale of this interest the Company also entered into a series of related agreements including an oilfield development agreement and a leasing agreement. The purchaser has also agreed to make up to $5,600,000 of additional investments to complete the requirements under the oilfield development agreement. These future investments will be repaid through 50% of the future production on the first eight wells completed under the oilfield development agreement.


Note 3- Subsequent Events

Subsequent to September 30, 2000 the Company received $500,000 from the issuance of a convertible debenture to a shareholder of the Company. The debenture has a term of one year and provides for interest at 20% per annum payable at maturity. At maturity of the debenture, if the Company elects not to redeem it for cash, the holder may convert the debenture and accrued interest of $100,000 into 2,000,000 shares of common stock. The debenture and $14,247 of accrued interest was converted into 1,714,146 shares of common stock of the Company.

Subsequent to September 30, 2000 the Company issued 1,110,000 shares of common stock for cash of $330,000. The Company also issued 400,000 shares under a consulting agreement valued at $120,000 for prior services which were accrued at September 30, 2000.

In December 2000, the Company issued a $1,050,000 payable for consulting services of which $525,000 of those services had been provided and accrued for at September 30, 2000.

Subsequent to September 30, 2000, the Company issued the following warrants:

o 1,000,000 warrants to the Company's president for services, which have exercise prices ranging from $0.40 - $1.00 and expire October 31, 2005.
o 450,000 warrants to a marketing consulting firm, which have an exercise price of $0.40 and expire November 1, 2001.
o 25,000 warrants to a consulting firm for services related to capital raising, which have an exercise price of $0.40 and expire October 31, 2005.

                                    PART III

                                INDEX TO EXHIBITS
Exhibits filed herewith:

Exhibit
   No.                     Description

2.1.1    Certificate of Incorporation of EQ Resources Ltd.
2.1.2    Certificate of Domestication of EQ Resources Ltd.
2.1.3 Articles of Merger of EQ Resources Ltd. and American-Tyumen Exploration Company
2.1.4    Certificate of Amendment of Teton Petroleum Company
2.2      Bylaws of Teton Petroleum Company.
6.1 Master Agreement, dated June 19, 2000, by and among Fenlex Nominee Services Limited, as sole trustee of Mediterranean Overseas Trust, Teton Petroleum Company and Goltech Petroleum LLC.
6.2 Issuance and Purchase Agreement, dated August 14, 2000, by and between Goltech Petroleum, LLC and Petromed Oil Limited

6.3      Oilfield Development Agreement between Goloil, Inc. and Energosoyuz
6.4      Lease Agreement between Goloil, Inc. and Energosoyuz
6.5      Employment Agreement between the Company and H. Howard Cooper
6.6      Employment Agreement between the Company and Anna Cooper
6.7      Warrant to purchase 86,250 shares of common stock issued to Howard H.
         Cooper
6.8      Warrant to purchase 500,000 shares of common stock issued to Howard H.
         Cooper
6.9      Warrant to purchase 250,000 shares of common stock issued to Howard H.
         Cooper
6.10     Warrant to purchase 250,000 shares of common stock issued to Howard H.
         Cooper
6.11 Warrant to purchase 513,750 shares of common stock issued to Thomas L. Di Grappa
6.12 Warrant to purchase 354,000 shares of common stock issued to William D. Kennedy
21       List of Subsidiaries

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly organized.

                                               TETON PETROLEUM COMPANY


February 12, 2001                       By:      /s/ H. Howard Cooper
                                        -----------------------------------
                                                     H. Howard Cooper, President